                                                                  Exhibit (c)(4)



                             Feasibility Assessment

                                     of the
                         Proposed Astoria Energy Project

                                 September 2000

                                TABLE OF CONTENTS

1.  EXECUTIVE SUMMARY
    1.1     Background
    1.2     Key Findings
    1.3     Organization of Report

2.  OVERVIEW OF THE NEW YORK WHOLESALE ELECTRIC POWER MARKET
    2.1     Overview
    2.2     New York Power Pool Demand and Consumption
    2.3     New York Generation Capacity and Production
    2.4     New York Industry Restructuring
    2.5     Overview of Proposed Product Markets
            2.5.1   Installed Capacity
            2.5.2   Energy Markets
            2.5.3   Ancillary Services Markets
    2.6     Open Access Transmission Tariff
    2.7     Proposed Market Monitoring Plan
    2.8     Transmission Infrastructure
    2.9     NYPP Market-clearing Prices to Date

3.  ASTORIA ENERGY PROJECT ASSESSMENT-- KEY ELEMENTS
    3.1     Article X Application
            3.1.1   Project Details
            3.1.2   Practicality of the Project
            3.1.3   Article X Requirements
            3.1.4   Status of the SCS Application
    3.2     Fuel Supply Assessment
    3.3     Conclusions and Recommendations on Article X Application

4.  ASTORIA ENERGY CAPITAL COST ANALYSIS
    4.1     Summary
            4.1.1   Study of the Cost of Proposed Generation in the US
            4.1.2   Astoria Energy
    4.2     Comparable Asset Values found in Utility Asset Divestitures

5.  DESCRIPTION OF THE PRICE FORECASTING APPROACH AND METHODOLOGY
    5.1     Background
    5.2     Description of Market Price Forecast Methodolog
            5.2.1   Approach to Projecting Energy-Clearing Prices
            5.2.2   Approach to Projecting Supplemental Revenues

6.  SUMMARY OF MODELING ASSUMPTIONS
    6.1     New York Demand/Energy Forecasts and Hourly Loan Profiles
    6.2     Existing Resource Capabilities
    6.3     Existing Generating Unit Outage Parameters
    6.4     Existing Unit Heat Rates

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     6.5  Fuel Price Forecast
          6.5.1  Natural Gas
          6.5.2  Residual and Distillate Oil
          6.5.3  Coal
     6.6  Fixed and Variable O&M Costs
     6.7  Inflation Assumption
     6.8  New Entrant Cost and Operating Assumptions
     6.9  New Entry Timing/Amount Assumptions
     6.10 Heat Rates for New Entrants
     6.11 NYPP Transmission Region Assumptions and Modeling Methodology

7.   PRICE PROJECTION RESULTS
     7.1    Overview of Price Forecast Results
     7.2    Pricing Applicable to the Astoria Energy Projec
     7.3    Economic Feasibility of the Astoria Energy Project

APPENDICES

     A. Detailed Market Price Forecast Results and Pro Forma Analysis for the Astoria Energy Project

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1.       EXECUTIVE SUMMARY

         1.1      Background

Navigant Consulting, Inc. (Navigant) was retained by ValueAct Capital, Inc. to assess the feasibility of developing the proposed Astoria Energy Project, a 1,000 MW natural gas-fired combined cycle facility to be located near New York City. The Project, referred to hereafter as the Astoria Project, would be located adjacent to the existing Astoria Generation Station, now owned by Orion Power Holdings, in Queens, New York. The Astoria Project would enter commercial operation in 2003 with the output being sold into the regional power market, either through bilateral contract arrangements or spot sales. This report provides an overview of the New York bulk power market; an assessment of the Astoria Project, based on information contained in its Application X to the New York Public Service Commission (PSC) for the construction of the facility; and a market price forecast and related financial assessment for the project for several likely outcomes. In addition, Navigant provides an assessment of the proposed fuel supply plan for the project and a benchmark analysis of the capital cost for the construction of the project.

The New York power market has undergone significant change as historically integrated utility functions have been unbundled, and the generation and power supply components have been deregulated and opened to competitive forces. Moreover, the former New York Power Pool (NYPP), an institution which was created to coordinate generation/transmission planning and to facilitate the region-wide pooling of power supply resources to achieve production cost savings, has been replaced by the implementation of an Independent System Operator (ISO). The ISO serves to oversee operations of and access to the regional transmission grid, and implement and manage the bid-based spot markets and installed capacity (ICAP) market. These various facets of transformation have fundamentally changed the dynamics governing the revenue streams that will be earned by merchant power generation resources such as the Astoria Energy Project. The focus of Navigant's analysis is to assess the feasibility of several aspects of the project and to provide a projection of revenues that the Project will likely earn for sales into the New York City area of the New York Power market. This projection was prepared based on market fundamentals in the context of the market transformation that has taken place and will continue to evolve within New England. This report documents the methodology/approach, underlying assumptions, and results of Navigant's analysis.

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         1.2      Key Findings

Navigant's due diligence assessment of the Astoria Project was broad, covering many areas associated with the project's development. As a result of our analysis in these areas, the following conclusions can be made as they relate to the New York market and the Astoria Project.

         . Based on the implementation of restructuring in the New York Power market, the state has been subdivided into 11 transmission zones, reflecting significant transmission limitations across the system. The Astoria Project is located in Zone J, an area that includes New York City.

         . The New York Power market has been restructured to include a spot energy market that is determined based on locational-based marginal pricing (LBMP). As such, the spot market transactions are settled at the market- clearing price of numerous points on the transmission system, reflecting the different marginal costs of supplying energy at various locations when the transmission system is constrained. Based on the significant transmission constraints that exist between Zone J and other zones, the energy prices in the New York City areas are somewhat higher than most other areas in the state, reflecting older, more expensive, and less efficient generation setting the clearing price.

         . Reliability requirements established by the New York State Reliability Council (NYSRC) have established locational-based capacity requirements for the New York City (Zone J) and Long Island (Zone K) regions. These reliability requirements create an immediate need for new capacity within Zone J. and provide a significant penalty ($75/kW-year) for not meeting this requirement.

         . The proposed Astoria project is projected to earn an after-tax return of between 13% and 19%. However, this estimate is a function of future market pricing, fuel prices, locational-based ICAP requirements, and the amount and timing of new entrants within Zone J. There are currently.

         . There is adequate up-stream gas supply available to support the project. However, pipeline capacity is currently constrained, and would require a

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                  commitment for up-stream construction to alleviate these
                  constraints. Local pipeline construction to the facility is also required. There are several options available to the plant. Unfortunately, each will be expensive based on the urban location of the plant.

         . The Astoria project would be one of the most expensive projects of its size in the region. However, the project is believed to be reflective of costs for land and construction in the New York City area. The capital cost estimate seems to be consistent with another project on Long Island; however, more research should be done in this area to confirm this higher price.

         . Navigant's initial review identified several areas of concern related to environmental modeling, construction of the facility, and construction financing. Subsequently, the PSC has deemed the Article X application incomplete, siting several areas of concern. Fortunately, no area found incomplete is deemed critical. Navigant believes that the project could correct the deficiencies within 6-12 months time.

         1.3      Organization of Report

Following the Executive Summary in this chapter, this report is organized to provide the necessary market background and underlying assumptions associated with out analysis, followed by Navigant's market price and revenue projection results. Specifically, Chapter 2 provides a detailed overview of the market structures and institutions that have recently been implemented in New York. Chapter 3 discusses various topics of key importance to the development of the Astoria Energy Project. Specifically, it establishes the New York City area as the appropriate area for consideration of revenue projections, discusses the PSC
Article X application process and progress, assesses the fuel supply options available to the Astoria Project, compares the capital costs of the project to that of other new plants, and compares the sale prices achieved in utility generation divestitures to the installed cost of the Astoria Energy Project. Chapter 4 describes the approach and methodology that Navigant employed to prepare the price projections provided herein. Included in this chapter is a description of the production simulation model, PROPHET, which Navigant

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utilized to emulate the economic dispatch of power supply resources within New
York subject to various system and plant level operating constraints. Chapter 5 summarizes the assumptions underlying Navigant's analysis. Finally, Chapter 6 presents the price projection and pro forma results of Navigant's analysis.

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2.       OVERVIEW OF THE NEW YORK WHOLESALE ELECTRIC POWER MARKET

         2.1      Overview

Historically the New York Power Pool (NYPP), an association of the major investor-owned utilities, the New York Power Authority and LIPA, was responsible for coordinating the development and operation of its members electric production and transmission facilities in order to obtain optimal reliability of service and efficiency of operation from the interconnected systems of its members. NYPP dispatched power throughout New York on a single-system basis, optimizing economic dispatch, while meeting prescribed reliability criteria.

As part of the dynamic restructuring in the state, the NYISO recently became the fourth ISO approved by the Federal Energy Regulatory Commission (FERC). Under the new structure, NYPP was dissolved and many of its functions were assumed by the NYISO. Within the New York Control Area (NYCA), the NYSRC sets the installed capacity requirements in accordance with NERC reliability criteria. The NYISO then administers an installed capacity market where Load Serving Entities
(LSEs)/1/ can procure installed capacity to meet their requirements either through bilateral contracts or auctions conducted by the NYISO.

The New York market has many characteristics that distinguish it from neighboring markets, such as New England. A list of the major characteristics of the New York market is provided below and discussed in subsequent sections of the analysis.

         .        There are a smaller number of large utilities.

         .        New York has a balanced generation mix.

         .        The dominant source of generation is oil/gas steam capacity.

__________
/1/ Initially, LSEs will be the existing vertically integrated Transmission Providers as well as existing wholesale customers such as municipal electric systems. Under retail access, ESCOs may be the load- serving entities for retail customers.

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         .        Slight surplus of capacity in the near term given existing generation resources.

         . Merchant plant activity has been slow but is now beginning to pick up.

         . The market is being restructured at the wholesale and retail levels.

         . intra-regional transmission bottlenecks exist, creating disparities in locational energy prices.

         .        A major constraint point is the Central-East interface,

         .        Market prices vary across these interfaces.

         .        NYPA/LIPA influence is significant.

         . Divestiture of generation assets has occurred for most utilities.

         .        Retail access is being phased-in.

         . Significant gas pipeline additions from the west are proposed, but the status remains uncertain.

         .        The market is not liquid at this point.

         2.2 New York Power Pool Demand and Consumption The New York market has approximately seven million retail customers with annual electricity requirements of 156,029 GWH. The region's actual historical peak load for the year 1999 was 30,311 MW. The projected NYCA average annual peak demand growth rate between 2003 and 2015 is 0.75%. Electrical energy growth is projected to be 0.9% over the same period./2/ lt is interesting to note, however, that the pool has recently under- forecast actual demand, with the 1999 actual demand more than 1000 MW greater than expected. In its 2000 Load and Capacity Report, NYISO indicated that the capacity resources identified in the report would satisfy NYSRC criteria for adequate reliability for

________
/2/    NYISO 2000 Load and Capacity Data.

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the year 2000. Beyond 2000, the NYCA is showing a deficiency in the capacity needed to meet the 18% reserve margin requirement. Approximately 4,900 MW of new capacity with approved Article X applications was included in NYISO's reserve calculation. In addition, there is approximately 4,270 MW of capacity in the preapproval stages that were not included in the reserve margin calculation. According to market design filing recently approved by FERC, distributed generation and interruptible load that is not visible to the NYISO's Market Information System will be allowed to participate in the installed capacity market, providing another source of capacity to LSEs. An assessment of New York's projected resources and requirements is presented below.

                                   Exhibit 2-1
                     Need for New Capacity Resources in NYCA

--------------------------------------------------------------------------------
                        2000      2001       2002      2003      2004      2005
================================================================================
Demand (W)

Net Internal           30,200    30,460     30,790    31,070    31,300    31,510
Demand

Reserve                 5,436     5,483      5,542     5,593     5,634     5,672
Requirements

Total Requirements     35,636    35,943     36,332    36,663    36,934    37,182

Supply (MW)

Total Capability*      36,118    35,793     37,973    40,692    40,298    40,298

Surplus                   482      (150)     1,641     4,029     3,364     3,116
(Deficiency)
--------------------------------------------------------------------------------

* Including 4,940 MW of new capacity with approved Article X applications.

As indicated in Exhibit 2-1 New York will have a need for additional resources beginning in 2002 assuming the slight deficit in 2001 can be met through additional purchases from

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neighboring markets. NYISO forecasts an additional 2,180 MW of merchant plants to come online in 2002 and another 2,760 MW in 2003. These projects have received approval of their Article X applications and are expected to alleviate what would otherwise be a severe capacity deficit. These numbers reflect NYSRC's 18% required reserve margin.

However, the situation within New York City (Zone J) and Long Island (Zone K) is somewhat different. Locational capacity requirements have been established for these two subregions. Of the total installed capacity required for in-City load, a minimum of 80% must be located in-City. Of the total installed capacity required for Long Island load, a minimum of 89.7% must be located on Long Island. Other locational requirements may be adopted in the future. Within Zone J, where the Astoria Energy Project is located, the peak load is 10,340 MW and total generating capability within the zone is only 7,874 MW. Furthermore, while there is import capability into Zone J of 5,200 MW there is also an 80% locational capacity requirement. This means that LSEs within the zone must procure at least 80% of their installed capacity requirement from generation located within the zone (i.e. 8,272 MW) or pay a penalty of $75/kW. This leaves an in-city deficit of 398 MW, but an overall surplus (including the import capability) of 2,734 MW.

         2.3      New York Generation Capacity and Production

The region's currently available summer electric generating capacity and purchases total approximately 36,000 MW. NYCA's mix of generating resources and the production of electricity by fuel type are illustrated in Exhibit 2-2.

                                   Exhibit 2-2
            2000 NYPP Generation Capacity by Fuel Type and Production
                                 [Image Removed]


While, NYCA has a diverse generation mix including coal, hydro, nuclear, oil and gas-fired units, the chart also reveals that the generation mix is dominated by oil and gas-fired units, which account for almost 35% of the capacity in the region. However, over the last 15 years the share of oil in the generation mix has declined as utilities have added gas and nuclear generation and NUG additions have been predominantly gas-fired units. In fact, natural gas is now the dominant source of power generation in New York.

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The New York ISO has identified over 15,000 MW of proposed generation in New
York but many of the projects are in the early stages of development. Several of these have been specifically included in Navigant's market pricing analysis, while others that are deemed less likely to materialize or fell outside a reasonable window of time were not specifically included. A list of the proposed merchant projects that were specifically included in the pricing analysis is presented in Exhibit 6-6. At this point, all of these projects can be classified as in the development or planning stages.

One of the major factors that could influence the level of merchant activity in New York is the age of existing utility generating units. As illustrated on
Exhibit 2-3, the vast majority of the capacity in New York is older than 25 years. Several types of projects, such as small coal units and old oil-fired steam facilities could be quite vulnerable in a competitive market or significant changes to environmental regulations, and could be forced into retirement.

                                   Exhibit 2-3
                     Age Distribution of NY Generating Units

                                 [Image Removed]

The mix of generating plants In-City, however, is quite different from that of the rest of the state. As can be seen in Exhibit 2-4, gas and oil plants make up nearly 40% of the generating capability with another 40% coming from imports.

                                   Exhibit 2-4
                     Generating Capability for In-City Area

                                 [Image Removed]


         2.4      New York Industry Restructuring

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The electric industry in New York has undergone a significant amount of restructuring activity resulting in the unbundling of the vertically integrated utility structure and the introduction of fully competitive wholesale and retail markets.

The fundamental driver of New York's electric industry restructuring initiatives is the desire to reduce costs to end-use customers. Historically, New York has had among the highest average electric rates in the country, ranking in the top ten for the highest average electric rates (excluding Alaska and Hawaii). New York's 10.71 (cent)/kWh rate is more than 50% above the national average of 6.85
(cent)/kwh.

All of New York's major investor-owned utilities have filed and received approval of their restructuring settlement agreements. Each utility's agreement provided for retail choice, with some customers receiving retail access as early as 1998 or as late as 2002. Therefore, a competitive retail New York electricity market is expected to grow rapidly over the next three years.

New York's approach to electric restructuring has largely been regulatory, as opposed to legislative. Although some restructuring bills have been introduced in the New York Assembly, the New York PSC's Competitive Opportunities proceeding has provided the major deregulation impetus. On August 9, 1994 the NYPSC began its investigation of issues surrounding electric industry restructuring and issued final principles to guide electric industry restructuring in June 1995. Since the PSC's final order, all of New York State's utilities have received approval of their restructuring settlement agreements. Each New York utility has a unique and different settlement agreement.

In January 1997, the member systems of the NYPP began the power pool restructuring process by filing with the FERC their comprehensive restructuring proposal to implement the necessary structures and institutions to foster a competitive wholesale electricity market. The proposal called for the replacement of the NYPP with an ISO and other institutions designed to meet the primary objectives of the member systems: (i) to continue to satisfy the FERC standards for open, non-discriminatory access to the transmission system; (ii) to preserve reliability in a competitive environment; (iii) to facilitate an

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economically efficient wholesale electricity market. While the original filing was modified numerous times, the primary objectives of the filing have remained unchanged.

The market structure developed in New York can be classified as a "flexible pool" structure involving the establishment of an ISO incorporating certain power exchange functions. The ISO's primary mission is the reliable and efficient operation of the New York bulk power system. The ISO also provides centralized markets for energy, capacity, and ancillary services. The restructuring of the wholesale market involves the replacement of existing power supply markets with day-ahead and real-time bid-based spot markets for energy and reserves. The two-settlement system is the cornerstone and foundation of the new deregulated wholesale electric market in New York. The restructuring also includes the establishment of a statewide transmission tariff. As part of the restructuring process, a NYSRC was also established to primarily address reliability concerns that are unique to New York (e.g., many localized load pockets). The NYSRC was responsible for establishing reliability rules that will be carried out through procedures developed by the ISO.

In January 1999, the FERC unanimously approved, with modification, the New York ISO Tariff and market rules for operating bid-based energy markets. Also approved were the member system's request for market-based rate authority for energy and ancillary services. In February of this year, the member systems filed an application to transfer operational control of their designated transmission facilities to the ISO. The competitive energy market in New York became operational in November 1999.

The FERC approved the ISO proposal to operate a multi-settlement system entailing day- ahead and realtime bid-based spot markets for energy and reserves. All transactions are scheduled through the ISO and the ISO schedules all transmission within and on the ISO- controlled grid. The ISO has primary control over system security and reliability, including authority to take any action to preserve control area operation, such as load curtailment and/or shedding, consistent with set standards.

         2.5      Overview of Proposed Product Markets

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                  2.5.1    Installed Capacity

As previously mentioned, the ISO has established locational capacity requirements for all Load Serving Entities, consistent with the statewide installed capacity requirement and the NYSRC Reliability Rules. Of the total installed capacity required for In-City load, a minimum of 80% must be located in-City. Of the total installed capacity required for Long Island load, a minimum of 89.7% must be located on Long Island. An additional requirement for total NYCA capacity is that no more than 10% of load can be met from resources outside the state. The current requirement for installed capacity reserves is 18% of peak demand. Total pool installed capacity requirement is based on 1 day in 10 year LOLP planning criterion. Installed capacity requirements are established annually and are applied to all LSEs in the state, such that they can cover their annual forecasted peak load. Provisions will be made to allow seasonal variations in the level of installed reserves. Current plans are for LSEs to know their ICAP requirements in advance. A deficiency penalty equal to $75/kW-yr. is currently being imposed.

The maximum ICAP that can be purchased external to the New York control area is 3,800 MW. The maximum ICAP that can be purchased from each of the neighboring central areas is 2,100 MW from Hydro-Quebec, 1,600 MW from Ontario Hydro, 1,450 MW from ISO-New England, and 3,150 MW from PJM.

                  2.5.2    Energy Markets

The NYCA features two energy-related markets. The breakdown of these markets appears below and are based on locational marginal prices:

        .         Day-ahead energy market

        .         Real-time balancing market


The Day-ahead energy market and the Real-time balancing market constitute the two energy related markets and form the two-settlement process. The New York market is based on the Location-Based Marginal Price at each generator's bus. Differences in energy clearing prices at different locations are equal to the cost of congestion and marginal losses between locations.

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The Day-Ahead market provides for "financially firm" energy contracts between buyers and sellers through the pool. In setting forth the roles and responsibilities of participants in the New York market, a new term, "Direct Customer," has been adopted to designate an entity that can interact directly with the ISO. Any market participant, a supplier, LSE, other transmission customer or power exchange, meeting the ISO Tariffs technical and financial requirements for "Direct Customer" can submit schedules for bids or bilateral transactions directly to the ISO and participate in the ISO's settlement process. However, market participants submitting schedules or bids through a Direct Customer settle financially with the Direct Customer, not directly with ISO.

The operation of this market relies on hourly forecasts of LSEs' expected loads, the generators' hourly price/quantity bids, and scheduled bilateral transactions. By 5:00 AM of the day prior to the dispatch day, the LSEs provide the ISO with day-ahead and 7-day forecasts. LSEs, transmission customers and suppliers provide the ISO with bids to supply and purchase energy, capacity and ancillary services, as well as requests for bilateral transaction schedules. Bids to supply energy, capacity and ancillary services identify resources as dispatchable or non-dispatchable, indicate which ancillary services are available from the resource and specify variable energy prices. Bids may also specify minimum generation and start-up costs; however, these are not reflected in the LBMP. To the extent a generator does not cover its minimum generation and start-up costs, the ISO will provide them with a supplemental payment funded through the New York ISO transmission tariff. Bids to purchase energy in the day-ahead market specify quantities at the point of withdrawal and the prices at which the purchaser will voluntarily curtail the transaction. Bi-lateral transaction schedules identify hourly quantities by point of injection and point of withdrawal. By 11:00 AM on the day prior to Dispatch Day, the ISO closes the day-ahead scheduling process and posts the day-ahead schedules for each hour of dispatch in that day.

The balancing market provides for reconciliation of the difference between energy reserved in the day-ahead market and actual energy required in the real-time dispatch. The ISO operates the real-time balancing market on a centralized five-minute security-constrained dispatch (SCD) process, which the ISO uses to determine the energy requirement. Positive or negative balances in this market are cleared based on the real-time LBMP. Buyers and sellers can participate in the balancing market with flexible bids or they can submit bilateral schedules for energy up to 90 minutes ahead of the settlement period.

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Loads purchase energy at the LBMP at the point of withdrawal. Initially, the
LBMP for a zone is the load-weighted average of the Generator Bus LBMPs in the zone. Until the ISO software to compute Load Bus LBMPs, the zonal LBMPs are based on a weighted-average of generator bus LBMPs in the zone.

                  2.5.3    Ancillary Services Markets

Both the ISO Tariff filed on January 31, 1997 and the revised ISO Tariff specify in detail how the ISO procures and pays for ancillary services and how customers are charged for such services. The ISO obtains ancillary services on an unbundled basis, using market-based procurement where possible. Self-provision of ancillary services is typically implemented through sales to the ISO. The treatment puts procurement of ancillary services on a competitive basis to the extent possible, yet ensures that the ISO controls these critical reliability-related services. On a statewide basis, operating reserves are 1,800 MW, which is 150% of the single largest contingency (i.e., 1,200 MW based on the loss of Bowline or the link with Hydro-Quebec at Chateauguay.

The following is a list of the ancillary services markets:

                           2.5.3.1  Scheduling, System Control, and Dispatch

This service is cost-based dependent on ISO startup/formation and operating costs and provided by the ISO. In the revised tariff, the excess payments received for marginal losses, in any, will be used as a credit to offset the cost of Scheduling, System Control and Dispatch. Thus any excess collections for losses will be returned to customers in proportion to their energy usage.

Generating units bidding into the LMBP market submit multi-part bids which identify separately their startup and minimum generation costs, as well as an incremental energy bid curve for output above minimum levels. Although the ISO takes start-up and minimum generation bids into account in determining which units to commit, these bids are not factored into LBMP calculations. Therefore, it is possible that market revenues may not cover the generator's total bid cost to produce energy, including its start-up and minimum

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generation bids. Under these circumstances, a supplemental payment is made to compensate the generator for these costs. Supplemental payments are recovered from all loads through the Scheduling, System Control and Dispatch Ancillary Service.

Stormwatch is a reliability procedure for downstate New York, whereby transfer capability to downstate New York is reduced in the event of a thunderstorm. As a result, higher cost generation facilities in Southeastern New York and Long Island are substituted for lower cost imports from the north. Under the ISO tariff, the procedure is treated like any other system failure that leads to a temporary reduction in transfer capability, thus resulting in redispatch costs that affect LBMPs in the real-time market. If redispatch costs result in a revenue shortfall in the real-time market, the shortfall is funded through the Scheduling, System Control and Dispatch ancillary service. The tariff does not permit this service to be self-provided, so all load shares in these costs.

                           2.5.3.2  Reactive Supply and Voltage Support Service

This service is also cost-based and provided by the ISO. Payments for this service are generator-specific and the payment is based on the embedded cost of the generating resource associated with its tested reactive power production capability. The embedded cost payment is determined by a formula, which utilizes capital investment and operating expense information filed in FERC Form is. All in-state generators receiving installed capacity credit receive the payment; in-state generators not receiving installed capacity credit also receive the payment for hours they are on-line.

                           2.5.3.3  Regulation and Frequency Response Service

Regulation Service is the adjustment made in the output of generators in response to a control signal sent out from the control center every six seconds to balance the system and follow load fluctuations. This is also known as automatic generation control (AGC) service. Generating units providing regulation service are asked to set aside a predetermined amount of capacity so that the unit will be able to move up or down from its initial output, as measured in MWs, the ISO must be able to change in one minute. The price for this ancillary service is market-based rather than cost-based. Winners for regulation and frequency control bids receive the market clearing availability price, which reflects market dynamics as well as the wear and tear on generating units that provide such service. In

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addition to being compensated this availability payment, generators increasing output will be paid the LBMP for resulting energy.

                           2.5.3.4  Energy Imbalance

Under the new market structure, there is no separate balancing service for transactions. Balancing is provided through the operation of the real-time L8MP market. Market participants electing to schedule transactions in the day-ahead market balance at the real-time LBMP. If an LSE consumes more energy than scheduled, it makes a balancing payment; if it consumes less energy, it sells it back to the market at the real-time LBMP. There are no penalties associated with either circumstance. If a generator injects less than it was scheduled to provide day-ahead, it will be charged the real-time LBMP at its bus for the difference. No payments are made for injections above the schedules. Generators that are off-schedule are also subject to a regulation charge.

                           2.5.3.5  Operating Reserve Service

Operating Reserve Service covers three types of reserve services: Class A/Class B Spinning Reserves, 10-Minute Non-Synchronous Reserves and 30-Minute Reserves. These ancillary services refer to generator capacity that is available to supply energy in the event of contingency conditions. Units that dispatch in the balancing market, responding to the ISO's 5-minute Security Constrained Dispatch Signal are called Class A units. An owner that chooses to bid Class A units in the balancing market must allow the ISO to use its option to provide spinning reserves from that unit. This implies that the ISO would ramp down the unit's capacity factor such that the unit can increase its output when faced with a system emergency. Generators providing operating reserve service receive an opportunity cost payment, equal to the difference between the LBMP and the bid price of the lost opportunity MW, to cover revenue forgone in the energy market when the unit operates at reduced output. When output is increased in response to an SCD signal, the generator receives the LBMP. Units that provide spinning reserves, but that are not controlled by the ISO SCD mechanism are called class B units. These units are not paid for lost opportunity cost, but they receive the market-clearing availability price based on bids from all generators. This bid reflects the supply demand balance in the spinning reserve market, as well as the premium placed on spinning reserves versus the energy market. Owners of generating units may also bid to provide 10-minute non-synchronous

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reserves and 30-minute reserves. The ISO calculates separate market-clearing availability prices for these two categories of operating reserves.

         2.6      Open Access Transmission Tariff

The Open Access Transmission tariff incorporates regional transmission service designed to eliminate rate pancaking. Transmission users pay a fixed charge, referred to as a Transmission Service Charge (TSC). The TSCs involve a "license plate" rate structure in which loads within defined zones pay a rate that is reflective of the embedded revenue requirements of the transmission provider in the zone in which the load is located. Wheel through or out customers' TSCs will be based on the revenue requirements of the providers from whose territory the energy leaves New York. TSC is not applicable for the Transmission Provider's use of its own system to provide service to native load customers, as well as for services pursuant to an existing agreement that is grandfathered.

Under the open access tariff, transmission customers pay congestion and marginal loss charges for spot transactions through the ISO. These charges are built into the LBMP. For bilateral transactions, these charges are referred to as Transmission Usage Charges (TUC), added as a surcharge to the TSC, the fixed cost of transmission.

Under the revised ISO tariff, market participants may elect to receive non-firm transmission service for a bilateral transaction. Under non-firm transmission service, the customer submitting the bilateral schedule agrees that its transmission service will not be scheduled if there is congestion. If a non-firm transaction is scheduled and congestion appears later, the transmission service may be reduced or terminated. In that case, the generator's decremental bid would be automatically considered as a bid in the real-time market unless the generator indicates otherwise. In contrast, customers that elect to purchase firm transmission service commit to pay the transmission usage charge (TUC), the cost of transmission congestion and marginal losses.

         2.7      Proposed Market Monitoring Plan

The Transmission Providers market monitoring program is to be administered by the ISO. The program is intended to assist the ISO in developing information to identify needed

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improvements to market rules and protocols and assess the possible exercise of market power.


The program will monitor trends and anomalies in the energy; ancillary services and installed capacity markets. Trends will be examined for indicators such as: peak and off- peak prices, trading volumes in the central markets versus bilateral transactions, the amounts and types of dispatchable supply and demand. The analysis of anomalous behavior will focus on the volatility of indicators such as prices, bids, and unit availability, forced transmission and generation outages. Markets will be reviewed more carefully during times when system conditions are more susceptible to gaming or other possible exercises of market power. Such circumstances might include periods of high demand, severe transmission constraints, as well as sustained generation and transmission outages. The monitoring program will identify generating units that must run in order to maintain reliability and identify reliability constraints that may limit competition. The program will also review Power Exchanges' submission of bids and schedules to monitor their participation in the central market.

A major element of the program is to ensure that market-clearing prices are transparent and publicly available. To achieve this end, working with the adviser, the ISO compliance staff publishes daily market clearing prices by location. These prices are an important way for the ISO to maintain the integrity of its dispatch and market coordination functions. The ISO provides information to the public on transmission system conditions, including historical supply and demand. This information, along with locational prices is assembled in a database. The ISO also retains confidential data for monitoring purposes. These include market bids of participants, identification of units providing marginal bids, data on unit availability and forced outages, proposed and accepted bilateral schedules, as well as actual/forecasted hourly load at each location.

         2.8      Transmission Infrastructure

The New York Transmission System connects bulk power generators and loads throughout the state of New York. The transmission system primarily consists of 115 kV, 138 kV, 230kV, and 345kV facilities. The backbone of the system operates at 345kV. The transmission facilities in the northern part of the state are generally longer in length and

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fewer in number than downstate, reflecting the substantially larger concentration of load in and around New York City and the prevalence of low-cost generation in upstate New York.

The map presented below identifies a number of "load pockets", or zones in NYCA that have been identified as potentially transmission constrained areas.

                                   Exhibit 2-5
                              New York Load Pockets

                                 [Image Removed]

The NYCA is divided into the Eastern and Western regions. Frontier, Genesse, Syracuse, Adirondack and Utica fall under the Western region and Milwood, SPR Dunwoodie, New York City and Long Island belong to the Eastern region. The Western region generates roughly 40% of NYCA's energy and consumes only 34% of the total peak demand. Thus generators in the Western region serve a significant portion of the eastern region's load via the bulk transmission system.

Internal constraints have been a big issue within New York. The Total-East interface, which divides central and western New York from eastern and southeastern New York, represents the primary constraint for energy transfer from the western region to the eastern region. This interface has a capacity of approximately 5,200 MW and congestion occurs over 75% of the time. Exhibit 2-6 illustrates the transfer limits between regions within New York.

The most notable constraint is the Central-East interface which bisects the market between Utica and Albany. The constraints into New York City is also an issue and is more related to contingency operating requirements than physical transmission limitations. Constraints could lead to pricing differentials between western and eastern New York of $4-$5/MWH or more on average. Prices in western New York have recently been propped up by nuclear outages in Ontario, causing export of power from New York to Ontario.

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                                   Exhibit 2-6
                   New York Transmission Transfer Limits (MW)

                                 [Image Removed]

The NYCA is directly connected to Ontario Hydro (OH), Hydro Quebec (HQ), in Canada and to the New England Power Pool (NEPOOL), and the Pennsylvania, New Jersey and Maryland Interconnection (PJM) in the Eastern United States. The following table illustrates the total current transfer capabilities between New York and other regions.

                                   Exhibit 2-7
                      Inter Regional Transfer Capability/3/


================================================================================
FCTTC (MW)                   OH         HQ         PJM        NEPOOL       Total
--------------------------------------------------------------------------------
NYPP Exports                 1600       1000        725         1675        5000

NYPP Imports                 1825       2470       2000         1575        7870
--------------------------------------------------------------------------------

Although the above table suggests that a large amount of inter-regional transfer capability exists between New York and its neighboring regions, the actual capabilities between regions can vary significantly. A number of factors determine the actual capability between regions such as weather, generating unit loadings and outages and customer load levels. The interregional transmission transfer limits are illustrated in Exhibit 2-8.

                                   Exhibit 2-8
                   Regional Market Profile and Infrastructure

                                 [Image Removed]

__________
/3/    1998 New York Power Pool Load and Capacity Data.

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         2.9      NYPP Market-clearing Prices to Date

The electric market operated by NYISO opened in November 1999. Seasonal price patterns have shown low average prices and volatility during the spring and much higher price volatility and averages during the high demand periods of the winter and summer. This can be seen in Exhibit 2-9 below.

                                   Exhibit 2-9
                  Historic Energy In-City Pricing (11/99-7/00)

                                 [Image Removed]

When plotted in descending order as in the following exhibit (Exhibit 2-10) it is apparent that the energy price over the first nine months of market operation was above $20/MWh, or above the variable costs of a new unit roughly 85% of the time. This means that a plant with a short run variable cost of $20/MWh could earn a contribution towards its invested capital for nearly all of its operating hours depending on its availability and other operational considerations. This naturally follows from the resource mix of the in-city (Zone J) plants. Being older oil and gas units, they are constantly on the margin cylcing to meet loads not covered by the import capability.

                                  Exhibit 2-10
               Hourly Day Ahead In-City Prices (11/15/99-7/31-00)

                                 [Image Removed]

Exhibit 2-11 extends the analysis of the historic pricing for Zone J by showing that a plant with a marginal generation cost of $25/MWh could earn roughly 60% of its gross margin in only about 12.5% of the hours of the year.

                                  Exhibit 2-11
             Revenue Concentration in Peak Hours (11/15/99-7/31/00)

                                 [Image Removed]


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3.       ASTORIA ENERGY PROJECT ASSESSMENT KEY ELEMENTS

         3.1      Article X Application

As part of our assessment of the proposed project, Navigant reviewed Volume I of the PSC Article X application submitted in June of 2000 by SCS Energy LLC for the Astoria Energy Facility. Navigant assessed the probability of its being found complete, thereby allowing the project to proceed into public hearings, and to assess the practicality of the project itself. On August 18, the New York State Board on Electric Generation Siting and the Environment (Siting Board) notified SCS Energy that its application was incomplete, citing several of the areas flagged by Navigant, but also citing additional concerns.

Based upon its review of Volume I of the application, Navigant believes that some major impediments exist to it being approved as proposed. Navigant believes a major drawback of the project is its very size. While all of the project's components may be able to be arranged to fit on the project site, almost all of the available space on the 23-acre site would be filled with permanent structures. This has caused concern over how the project could actually be built given the lack of construction laydown space on the site as well as over the impacts at offsite laydown areas and transportation routes.

Further concerns relate to whether air emissions from the project would indeed be below significant impact levels (SIL), as suggested in the summary of the air emissions studies in the first volume of the application. While Navigant Consulting has no detail of the studies performed, other projects of similar magnitude have been found to have emissions of at least one criteria pollutant at or above SIL. Such a finding has been the basis of a finding of incompleteness for at least two applications, which forced the applicants to perform multi-source emissions modeling. The requirement for such modeling would represent a delay of six months to a year in a finding of completeness for an application.

At this point, Navigant is skeptical of the practicality of a 1000-MW project at the proposed site and believes that a 500-MW project may more expeditiously alleviate concerns raised in the review of the application. Granting that it would be practical to construct the project as proposed on the available site, correction of the deficiencies found by the Siting Board in the application is likely to delay a finding of completeness by six months to one year.

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         3.1.1    Project Details

The Astoria Energy Project is proposed as a 1000-MW combined-cycle project that will be principally fueled with natural gas, but that is proposed to have the capability to use distillate oil as a backup fuel. The project developers propose to limit the use of distillate oil to 720 hours per year.

The project would be comprised of two power blocks, with each block consisting of two General Electric 7FA combustion turbines, two heat-recovery steam generators, and one steam turbine. The combustion turbines would be equipped with low-NO\\x\\ burners capable of achieving emissions of nitrogen oxides (NO\\x\\) at levels less than 9 ppmvd, the lowest NO\\x\\ emissions level among any heavy-duty frame combustion turbines currently available. In addition the power blocks would be equipped with selective catalytic reduction systems (SCR), which would further reduce emissions of nitrogen oxides to levels below 2 ppmvd, again among the lowest levels currently achievable for combined-cycle units. In addition to SCR for reduction in NOx emissions, the project would utilize CO catalysts for reduction of the level of carbon-monoxide emissions from the project.

The project would also utilize air-cooled condensers to both minimize vapor plumes and water requirements for the project. In the one major power project approved in New York State since passage of Article X of the Public Service Law in 1992, the Department of Environmental Conservation (DEC) mandated the use of air-cooled condensers to minimize the intake of raw water and the resulting mortality of entrainable aquatic organisms.

On August 18 the Siting Board informed SCS Energy that it found the application to be incomplete. The Siting Board will allow SCS Energy to submit additional material when available in an effort to complete the application. However the Board will not allow hearings to go forward or the 12-month statutory time frame for consideration of Article X applications to begin until SCS has submitted additional information and the Board has determined that the application is complete. The Board is likely to take an additional 60 days once SCS has submitted supplemental information to again review the application for completeness.

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                  3.1.2    Practicality of the Project

Navigant Consulting's most immediate and major concern is over the ability to actually construct the project as proposed. The entire project site consists of only 23 acres. As shown on the Project Layout, Figure 3-5 of the application, while all facilities can apparently fit on the site, there is no room for laydown of construction materials. A project of this size should have at least 5 acres of space available for construction laydown. The application calls for "just-in-time" deliveries and staging of construction materials at offsite laydown areas to compensate for this lack of space. However, it does not provide sufficient detail to give any significant level of assurance of the practicality of these measures.

Detailed construction plans are commonly not developed during the application phase of a project. But in the present case, development of additional detail would be appropriate to assure that there are practical methods to actually construct the project. While Navigant Consulting has not developed any construction plan of its own, it believes that a 500-MW project would alleviate many of the concerns raised by the siting board.

Even if a 1000-MW project could be built on the site, there appears to be scant room for movement of major components onto or off of the site after construction is complete. The scale of the project layout is of too small to allow any reasonable assessment. But it would be appropriate to review larger-scale plans and equipment arrangements to make a more definitive assessment of the adequacy of maintenance space and clearances.

                  3.1.3    Article X Requirements

All new power plants of 80 MW or greater in capacity in New York State must be permitted in accordance with the requirements of Article X of the New York Public Service Law. Article X was originally intended to be a process under which all of the permitting requirements of New York State and its political subdivisions, including federal EPA requirements for which permitting authority had been delegated to the State, would be dealt with in a single unified proceeding. Under Article X, developers of new power plants must apply for what is called a certificate of environmental compatibility and public need, with the application being made to a regulatory body called the New York State Board of Electric Generation Siting and the Environment, commonly called the Siting Board. The Siting Board is made up of five statutory members: the Chairman of the New York State Public Service Commission; the Commissioner of the NYS Department of

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Environmental Conservation; the Commissioner of NYS Department of Health; the
Commissioner of the NYS Department of Economic Development; and the Chairman of the NYS Energy Research and Development Authority. In addition, for each specific application the Governor appoints two members from the general public, one of whom must be a resident of the county in which the proposed project is located, and one of whom must be a resident of the judicial district in which the proposed project is located. The Chairman of the Public Service Commission serves as the Chairman of the Siting Board, while the staff of the Department of Public Service acts as staff to the Siting Board.

The Article X regulations delineate some requirements for the contents of an application, but the staffs of the state agencies involved in the review of an application exercise significant discretion in requiring applicants to carry out the specific investigations and studies required for an application. Typically, the requirements for studies for any particular application have resulted from negotiations between the applicant and the staffs of the state agencies. The agencies have tended to require increasingly extensive studies with succeeding applications as the staffs have sought to address problems that arose in earlier applications.

The agencies are bound by specific requirements of federal and state law, particularly in the areas of air and water pollution. In fact, the original vision that the Article X process would be a unified proceeding in which all state and local permitting issues, and all federal permitting issues for which the State had been delegated authority, would be considered was voided by the federal Environmental Protection Agency in late 1998. At that time the EPA ruled that the Article X process was inconsistent with EPA's delegation of federal wastewater-discharge-permit and air-permit authority to the NYS Department of Environmental Conservation. EPA informed the State that its original delegation of authority was to the NYS Department of Environmental Conservation alone, and that no other state agencies or outside individuals could possess any authority over the granting of wastewater-discharge and air-emissions permits. This forced New York to amend Article X of the Public Service Law in order to vest air and wastewater permit authority solely with the Department of Environmental Conservation. However, the amendments to the law allow evidentiary hearings on air and wastewater issues to be conducted before the Siting Board, with the DEC using those evidentiary hearings as part of the record for its determinations on water and air issues.

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However, all other state and local issues remain within the province of the
Siting Board. This means that, while applicants are expected to try to comply with all local regulations and ordinances, the Siting Board can overrule those regulations and ordinances if it finds them overly burdensome or impractical.

The Article X process is generally initiated by informal discussions and consultations between the applicant and the staffs of State regulatory agencies to determine the issues that need to be dealt with in the application. There is also an expectation that the applicant will be conducting a public- involvement program contemporaneously with his development of concepts and designs for the project, giving the public meaningful opportunities to voice concerns and to participate in the development of the project. An applicant is, in turn, expected to give due consideration in its design to concerns raised by the public, and to mitigate adverse affects to the degree practical.

Once a reasonable concept has been developed for a project, an applicant must submit a preliminary scoping statement to the Siting Board. This statement is in the form of a report that lays out information and details about the project as they are then known. This information is expected to be in sufficient detail to allow the parties to an Article X proceeding to enter into meaningful discussions leading to agreement on stipulations for studies to be completed by the applicant and included in the Article X application. The stipulations for any particular project have generally been the yardstick against which the completeness of the submitted application is judged.

Once an application is submitted, the Siting Board has 60 days to review it for completeness. If the Siting Board finds deficiencies it will notify the applicant and ordinarily give the applicant the opportunity to submit additional information to complete the application. However, the Siting Board will delay the commencement of hearings and the 12-month time frame for a decision on an application until the application is ultimately deemed complete.

Once the Siting Board has determined an application to be complete, it appoints a presiding hearing examiner, who is an administrative law judge from the Department of Public Service, and an associate hearing examiner, who is an administrative law judge from the Department of Environmental Conservation. Ordinarily, all evidentiary hearings are to be completed and a decision rendered by the Siting Board on a completed application within 12 months. In some

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situations, however, the hearing schedule can be extended by an additional 6 months. At the end of this period, the Siting Board must either issue a certificate of environmental compatibility and public need, or deny the certificate with specific reasons for denial.

Despite an applicant's being granted a certificate by the Siting Board, the applicant must also be separately granted wastewater discharge permits and air-emissions permits by the Department of Environmental Conservation. The DEC is under no statutory requirement to act in a time frame consistent with that of the Siting Board. However, in the one case in New York that has successfully proceeded through the Article X process, the applicant was granted wastewater and air-emissions permits soon after being granted a certificate by the Siting Board.

Article X certificates remain valid for commencement of construction for 12 months after they are issued. A certificate may also be transferred, with the approval of the Siting Board, to another party that agrees to comply with the specific requirements of the certificate.

                  3.1.4    Status of the SCS Application

On August 18, 2000 the New York State Board on Electric Generation Siting and the Environment notified SCS Energy that its Article X application for the proposed Astoria Energy LLC power plant was incomplete. The Board cited the specific areas in which it found the application incomplete, and allowed the applicant to submit additional information to complete the application. The Board also included a letter from the Department of Environmental Conservation that cited DEC's separate findings of incomplete items in the application.

The deficiencies found by the Siting Board and the DEC are listed below.

         . Failure to assess the electric-system impacts of the Astoria Project in conjunction with nine other proposed projects currently involved in Article X review.

         . Failure to provide a pre-application waiver from the US EPA Region II office from pre-construction ambient-air monitoring requirements.

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         .        Failure to meet the requirements for an Environmental Justice
                  (EJ) Analysis.

         . Failure to discuss any potential impacts of the project on air traffic at LaGuardia Airport. Also, failure to fully evaluate FAA regulations and NYC local laws, and to demonstrate acceptability of stack height to the FAA and compliance with local zoning laws.

         . Failure to demonstrate financial resources sufficient for site restoration and decommissioning.

         . Failure to consider zoning, land use, local permits, transportation, noise, visual, dust, recreational and other issues for off-site properties proposed as construction support areas.

         . Failure to consult with DPS Staff regarding local laws, ordinances, regulations and rules applicable to the project.

         . Failure to provide a technological basis, or to provide a review of reasonably related precedents, as bases for waiver requests from local laws, ordinances, regulations and rules.

         . Failure to provide adequate support for waiver requests from zoning noise requirements.

         . Failure to provide specific noise design goals in terms of dB at receptors or property lines. Also, failure to specify specific dB levels needed to achieve the modified CNR ranking reported in the application.

         . Failure to provide noise abatement measures for the construction phases of the project.

         . Failure to provide a description of post-construction noise evaluation studies.

         . Failure to provide a discussion of construction noise, including impulse noises such as those from pile driving.

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         .        Failure to discuss the appropriateness in the decommissioning plan of leaving two oil tanks, the boiler and electric building, and the office building upon site decommissioning.

         . Failure to include the proposed Poletti Generation Station expansion and the proposed extension of the MTA "N" Line extension on the land use map included as part of the application.

         . Failure to consider the compatibility of the project with the proposed "Greenway" and proposed bicycle paths within the vicinity of the project. Also, failure to consider the compatibility of the project with the Bower Bay Boat Club and permanent easements of the City of New York along the eastern edge of the site. Finally, failure to provide sufficient detail analysis of the proposed stack height on land uses at LaGuardia Airport.

         .        Failure to assess visual and noise impacts on the Bowery Bay
                  Boat Club.

         .        Failure to specify the colors of major facility components.

         .        Failure to provide details of project lighting.

         . Failure to indicate topography or areas of screening on the viewshed map included in the application.

         . Failure to provide a typical viewshed for the urban area under study, or to provide source information for the Landscape Similarity Zone Map, Figure 4.5-1, or for the Viewshed Map, Figure 4.5-2.

         . Failure to provide sufficient documentation regarding procedures to be employed to refurbish two existing oil tanks on the project site for distillate-oil storage use, and failure to provide testing protocols and requirements, nature and quantities of waste material, cleanup and disposal standards, and disposal sites.

         .        Failure to provide electromagnetic field data in tabular form.

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Some of the deficiencies are of a nature that should be able to be rectified in a fairly straightforward manner, but some are of a more serious nature that will probably require significant additional work. The most serious deficiencies as perceived by Navigant Consulting are discussed below.

                           3.1.4.1  Electric Transmission Studies

Upon review of the deficiencies cited by the Board, Navigant Consulting believes that none of the deficiencies represent fatal flaws to the project. If the applicant were to revise all of the studies in accordance with the Siting Board's comments, Navigant Consulting estimates that an additional three months of time would be required.

The following deficiencies with the SCS electric transmission studies cited by the Board, and Navigant Consulting's assessment of them, are provided below.

1. Need for "a discussion of the benefits and detriments of the proposed facility on ancillary services and the electric transmission system, including impacts associated with reinforcements and new construction."

2.   Need to include a design study.

3. Need for a system reliability impact study, thermal analysis, voltage analysis, stability analysis, and relay-coordination analysis incorporating all of the following proposed projects: Sunset Energy Fleet, Millennium Power Generating Company, East Coast Power - Linden Venture, ABB Development Corp, KeySpan Energy Ravenswood, NYPA Poletti, NYC Energy/SEFCO, Orion Power, and Consolidated Edison's East River Repowering.

4. Need for a submittal of a scope of work produced by Consolidated Edison or the New York Independent System Operator.

5. Need for an evaluation of the loss of the entire Astoria Energy Project as one of two contingencies in a double-circuit outage.

6. Need for an identification of how generators, feeders, and series reactors are treated under the "classical" method.

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7.   Need for a description of where Astoria Units 1, 2, 4, 5, and 6 and the
     Astoria gas turbines will be connected when Astoria Unit 3 is switched from Astoria East to Astoria West.

8. Need for a transient stability analysis demonstrating that the voltage oscillations and generator rotor angle will dampen out, and the time it will take.

Items 1, 4, 6, and 7 will require the submittal of existing documentation (e.g., #4), further explanation (e.g., #1, #6, #7), and a clearly labeled drawing (e.g., #7). The time required to produce this information should be minimal, and should not significantly delay the progress of the Article X procedure.

Item #2 requires the Siting Board staff and the applicant to come to a mutual understanding on the meaning of a "design study." In most circumstances, a detailed design study (also called a facilities study) would be done as part of an interconnection agreement with the connecting transmission owner. Further, a design study is normally performed by the transmission owner at some point after receipt of approval for the project through the Article X process.

Item #3 conflicts with the study scope for the System Reliability Impact Study
(SRIS), approved by the NYISO on April 4, 2000. The Public Service Commission staff has supported the SRIS procedure and has been present at meetings of the Transmission Planning Advisory Subcommittee of the NYISO, where the scopes of studies are discussed and approved before their submittal to the NYISO Operating Committee. In addition, the Phase 1 and Phase 2 SRIS reports had been reviewed and approved by the NYISO. SCS Astoria Energy had revised the study scope for its Phase 2 study to clearly identify the development projects that were to be included in the analyses, and resubmitted the scope to TPAS for approval. The revised scope was just recently approved by TPAS on August 30, 2000. However, as of August 30, Consolidated Edison had not yet approved the Phase 2 system studies. If SCS Astoria Energy determines that it needs to revise the Phase 2 system impact studies to satisfy the Siting Board's concerns, it is estimated that these studies will require approximately 2 to 3 months to perform and to receive approval by NYISO and Consolidated Edison.

Items #5 and #8 could be performed within 1 week, provided it is determined that item #3 need not be performed. If it is determined that system studies need to be redone with the inclusion of all of

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the units specified in Item #3, items #5 and #8 may be performed simultaneously with the new system studies.

                  3.1.4.2  Air-Emissions Studies

SCS Energy sought a waiver from an EPA requirement for the gathering of one year of normally required meteorological data in the vicinity of the project. Such a request to EPA has to be based on a demonstration that there is already representative meteorological data available from previous studies or from ongoing monitoring in the vicinity of the project. SCS sought to rely upon data gathered on a continuing basis by the National Weather Service at LaGuardia Airport in lieu of gathering its own meteorological data. Without having reviewed the request for an exemption, Navigant Consulting believes that SCS has a reasonable basis for its request, and that EPA is likely to grant an exemption.

However, as of the time of the submittal of its Article X application, SCS had not yet received a waiver of the meteorological data-gathering requirements from EPA. Consequently, the Department of Environmental Conservation deemed the application premature. Moreover, DEC did not rule on the adequacy of the air-emissions studies submitted in the application because of the lack of the waiver from EPA. SCS's application for a waiver was apparently only submitted to EPA on June 8, 2000. If EPA grants the SCS request for a waiver, DEC will then apparently commence its review of the SCS air-emissions studies. If EPA refuses to grant a waiver, the SCS application would be delayed by more than one year while SCS establishes an air-monitoring station and collects 12 months of data.

Air-emissions studies are among the most critical environmental studies for a project such as the Astoria Energy Project. Among the positive aspects of the project is the fact that its developers are proposing to use the lowest NOx emitting gas turbines commercially available on the market today, in conjunction with an 80% efficient selective-catalytic reduction system. This will result in NO\\x\\ emission of less than 2 ppmvd on natural gas. Emissions at this level would be among the lowest of any recent gas-fired combined-cycle project. In addition, Astoria Energy proposes to use CO catalysts to reduce emissions of carbon monoxide. CO emissions can be a problem with combustion-turbine based units, which require special consideration in CO non-attainment areas such as the New York City area.

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Volume I of the application contains a summary of the results of the air-emissions studies performed by SCS. However, this summary does not provide sufficient information with which to judge the adequacy of the studies. The conclusion of the studies is that emissions of all criteria pollutants from the Astoria Energy Facility will be below significant impact levels (SIL) specified by EPA. If true, this means that SCS does not have to perform multi-source emissions modeling, in which the emissions from all sources in a wide area surrounding the proposed project would have to be modeled. While Navigant Consulting has no specific data upon which to base an independent conclusion, it believes that a more in-depth assessment of the air-emissions analysis is warranted. If the project were to be required to perform multi-source emissions modeling because deposition of one criteria pollutant at a receptor site were to exceed a significant impact limit, completion of the application would be likely to be delayed by a minimum of six months, and more likely one year. One pollutant of special concern is particulate matter. In the past, only the fraction of particulate matter that would be captured on a filter had to be considered in air- emissions analyses. However, most recently EPA has been concentrating on condensable particulate matter, such as sulfates, from stack emissions. The summary information in Volume I is not clear as to whether or not condensable particulate matter was included in the total particulate emissions determination. If not, particulate levels could be higher than those stated in the application, which might force the applicant into multi-source emissions modeling.

                           3.1.4.3  Impacts on Air Traffic at LaGuardia Airport

The application indicates that SCS has had contact with the Federal Aviation Administration regarding the appropriateness of the project's stack height, given the project's proximity to LaGuardia Airport. However, there is no indication that the FAA has firmly agreed to the stack height proposed. Moreover, there is no discussion about the effects of stack plumes on air traffic at LaGuardia. while the project may ultimately be in compliance with all FAA regulations and may not present a hindrance to air traffic, the application does not confirm the FAA's agreement that the project is compatible with operations at the nearby airport.

                           3.1.4.4  Environmental Justice

The application does not satisfy the guidelines of the DEC regarding environmental justice investigations. The Department is beginning to require such investigations to assure that minority or low-income communities are not disproportionately subjected to impacts of environmental hazards. The application disposed of this issue in only two or three pages, which the DEC found to be superficial. While a brief reconnaissance of the area surrounding the project site by Navigant

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suggests a predominance of Caucasian middle-class residents, SCS will have to provide a more intensive analysis in accordance with guidelines that were apparently given to SCS by the DEC in April.

Navigant Consulting also anticipates that SCS will have to consider in its Environmental Justice review the effects on neighborhoods near off-site construction laydown areas and along routes from those areas to the project site.

                  3.1.4.5 Demonstration of Financial Resources

The Siting Board found the applicant's demonstration of financial resources to cover decommissioning and site restoration inadequate. The Siting Board is unlikely to approve any project for which it has concerns over the financial capability of the applicant to undertake the project and to ultimately decommission the project. SCS will have to be more forthcoming and specific in this area, and will have to confirm the credit-worthiness of the project developers and identify financial resources available to them.

                  3.1.4.6 Consideration of Off-Site Properties Involved in Construction

The application identified certain properties that might be used for off-site construction laydown space and for offsite parking for construction workers. However, the project developers apparently have no firm agreements for use of any of the off-site areas mentioned. The application contains sparse information on the impacts during construction on areas in the vicinity of these sites, or on areas along routes from these sites to the project site. Moreover, aside from saying that workers will be transported from off-site areas by shuttle bus, there is no indication of the traffic that would be generated by such trips, or of the routes that the shuttle buses would take.

Navigant Consulting believes that the applicant will have to develop much more information about impacts during construction on all areas that will be affected, not only on the area in the immediate vicinity of the project site. This could be a substantial effort, particularly in light of environmental justice concerns referred to earlier. Navigant Consulting believes that three to six months of additional time will be required to develop appropriate additional information.

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                           3.1.4.7  Waiver Requests from Local Laws and
                                    Ordinances

The applicant has requested the Siting Board to allow the project to avoid compliance with some of the requirements of local ordinances. However, SCS has not demonstrated that it would be either impossible or impractical to comply with those ordinances, which is the standard required by Article X of the Public Service Law before the Siting Board can grant such requests. Moreover, SCS did not consult with the Department of Public Service (DPS) Staff regarding potential waivers of local ordinances, as required by one of the stipulations.

Navigant Consulting views this as a potentially serious oversight. The Siting Board will probably require substantive meetings between SCS and local government agencies to explore the practicality of the project's meeting local requirements. The Board will not allow the applicant to merely point to other situations in which local requirements may not have been enforced as justification for a waiver. SCS could at this point either agree to comply with all local ordinances, or initiate meetings with the DPS Staff and the various agencies of local government to confirm the impracticality of compliance.

         3.2      Conclusions and Recommendations on Article X Application

Upon its review of Volume I of the Article X application submitted by SCS Energy for the Astoria Energy Facility, Navigant Consulting has the following conclusions and recommendations.

1. The Astoria Energy project incorporates a number of environmentally positive features that should eliminate some potentially contentious permitting issues. The project proposes to use air-cooled condensers to minimize water requirements and to eliminate cooling-tower vapor plumes. The project proposes to use 9 ppmvd low-NO\\x\\ burners in conjunction with a selective catalytic reduction system to reduce NO\\x\\ emissions below 2 ppmvd. And the project proposes to use a CO catalyst for minimization of carbon monoxide emissions.

2. A significant effort will be required to complete the Article X application and secure air and wastewater permits from the DEC. Navigant believes that many of the concerns raised by the Siting Board, however, could be mitigated or eliminated by scaling back the project size to fit more comfortably on the 23 acre site.

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3.   It is not possible to independently confirm the stated conclusions of the air-modeling analyses with only the information contained in Volume I of the application. However, Navigant is somewhat apprehensive with the conclusion that deposition of all criteria pollutants from the project were found to be below significant impact limits (SIL), thereby eliminating the need for multi-source air-emissions modeling. At least two other projects of similar magnitude in an area outside of New York City were required to perform multi-source emissions modeling. If the project were to be required to perform multi-source emissions modeling, a completed application would be likely to be delayed by about one year.

4. SCS has not received a waiver from EPA of the requirement for collection of one-year of meteorological data at the project site. While Navigant believes that EPA will grant the waiver, failure of EPA to do so would delay completion of the application for more than one year while the applicant establishes a meteorological station and collects data.

5. SCS apparently does not have any firm confirmation from the FAA that its project as proposed will not be a hindrance to air traffic at LaGuardia Airport. The stack height and vapor plumes from the stack are obvious items of concern.

6. SCS has submitted only a superficial Environmental Justice review of the project. A rigorous EJ review is likely to take several months, and should consider potentially negative environmental effects on predominantly minority and low-income communities near proposed off-site construction laydown areas and along routes from the laydown areas to the project site.

7. SCS must demonstrate sufficient credit worthiness to support site restoration in the event the project cannot be completed, and to support decommissioning of the project. In Navigant Consulting's opinion, it is unlikely that the Siting Board will grant an Article X certificate to a poorly capitalized developer.

8. While the Siting Board has the authority to exempt projects from local ordinances and zoning requirements, it is reluctant to overrule the authority of local government by granting such exemptions. As a minimum, the Siting Board expects applicants to consult with local government agencies to explore compliance options, and to make serious attempts to comply. The Board can only grant a waiver request upon a demonstration by an applicant that it would be impossible or impractical to comply. SCS apparently failed to consult with PSC Staff and with local government agencies, as required in the project stipulations. Such consultations are likely to delay completion of the application for several months, with no assurance that the

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     Board will ultimately grant waiver requests. However, inasmuch as SCS did not requests waiver requests on the basis of impossibility or impracticality, it is assumed that compliance is possible and that delays in the Article X process could be avoided if SCS elects to rescind its requests for exemptions.

         3.3      Fuel Supply Assessment

The Astoria Energy Project is located in the franchise territory of Consolidated Edison Company of New York, Inc. (Con Ed). It can receive high-pressure gas supply in one of two ways: by connection to Con Ed's high-pressure transmission system or by construction of an underwater lateral connecting to the proposed Eastchester Expansion of the Iroquois Gas Transmission System (Iroquois).

The project is within close proximity of the New York Facility System (NYF), a high-pressure transmission system that is jointly operated by Con Ed and KeySpan Distribution. Con Edison would construct a 0.5 mile, 20" diameter pipeline from NYF to the plant site. They would charge a fixed-rate carrying charge to recover the cost of the lateral, as well as a transportation charge for transportation from the city gate to the lateral. Transportation upstream of the city gate would be Astoria Energy's responsibility.

This alternative is relatively easy to implement but has some drawbacks. Con Ed has flexibility in what it could charge for transportation. Historically, they have been very difficult in their negotiations. The New York Power Authority
(NYPA) has been a Con Ed transportation customer in this area for many years and is routinely seeking alternatives, such as underwater bypass, because of the high rate that Con Ed charges.

A second problem with this alternative is the firmness of gas supply. Pipeline capacity into the Northeast is severely constrained. The largest transporter into this area is Transcontinental Gas Pipe Line Company (Transco). Transco's line operates at near capacity for most of the year either transporting gas to market or to its storage fields in Western Pennsylvania. Other pipelines into the area are Texas Eastern Transmission (Tetco), Tennessee Gas Pipeline (Tennessee) and Iroquois. These pipelines also operate at high capacity factors, especially in the winter. There are several proposals for expansion of existing capacity or construction of new pipelines. Two of these

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proposals have been approved by the Federal Energy Regulatory Commission (FERC).
Transportation capacity to the NYF could be increased by as much as 1.4 BOF per day in the next few years, although, it is likely that the increased capacity would be under contract to shippers.

All existing capacity into the area currently is under contract to the LDCs. In the winter, capacity is extremely tight and becomes very expensive, especially in cold winters. In addition to the difficulty of getting supplies to the city gate, there is a complicated allocation system in effect for transportation on the NYF. Even if upstream supply is delivered on a firm basis, transportation on NYF could be denied since it would be considered interruptible by Con Ed. Actual access to NYF is governed by an agreement between Con Ed and KeySpan and is allocated between them in relation to their own peak day contracts and does not recognize any rights of third parties. In addition, the location of the Astoria Energy Project is in the center of NYF and the addition of such a large load could cause pressure problems in the area.

In the summer, the Astoria Energy project would compete with older, less efficient generating plants and should be able to outbid them for gas supply. In the winter, those plants would burn natural gas or low sulfur residual fuel oil and interruption in this period could be extensive in winters that are colder than normal.

The second gas supply alternative requires construction of a 13.7 mile underwater lateral to Iroquois' Eastchester Expansion. Although this alternative would have a significantly higher construction cost, it presents some significant advantages. The cost of the lateral would likely be shared by NYPA since NYPA's Poletti plant is in close proximity to the Astoria Energy site and NYPA could use it as an alternative to Con Ed. This alternative is free of NYF's allocation priorities and could deliver firm gas on a year around basis. Transportation rates on Iroquois are declining and a portion of the daily requirement could be firmed up on Iroquois to upstream interconnects with Tennessee and Algonquin Gas Transmission (Algonquin). The Eastchester Expansion Lateral would also deliver gas at higher pressure than the Con Ed alternative, thereby reducing compression costs.

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The lateral would provide access to supplies from Canada or the US but would not have the disadvantage of having access controlled by the local utility. A direct pipeline connection would be a distinct advantage.

The biggest drawback to the Eastchester Expansion lateral is that the project may never be built. It has not been finalized as yet, so no filing has been made FERC. When the project is filed, it is likely that several parties will attempt to have it delayed or rejected altogether. The timing may be such that the Con Ed alternative may be necessary, at least to get the project started.

Overall, the gas supply for this project is realistically achievable. Supply should be readily available for most of the year. Fortunately, supply availability coincides with the periods of peak electric demand and high electric prices. Several alternatives exist to ensure supply for longer periods and those alternatives will need to be examined and priced out.

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4.       ASTORIA ENERGY CAPITAL COST ANALYSIS

Navigant Consulting has refined its study of the cost of proposed generation in the United States. With this refinement, we are in a position to evaluate the competitive position of the plant proposed in Queens County, New York City:
Astoria Energy.

         4.1  Summary

The purpose of this section is, first, to compare the total installed cost of Astoria Energy relative to other similar plants proposed in the US, and second, to state our opinion as to the appropriate level of cost of the plant. We recently completed a study of combined cycle generating plants proposed for development in the United States. We have modified the study to focus on mature plants in the mature stage of development with financing in place. Financed plants disclose most of the full cost of development of generation. We compare these costs to the total cost of Astoria Energy.

We believe a critical element of the cost of Astoria Energy is its location. New York City intensifies the cost impact of an urban, densely populated environment. We conclude that although high cost, Astoria Energy is comparable to the high end of the cost of generation development experienced in Texas, California, and New England. This conclusion is grounded by our opinion of the increased cost of development in an extremely dense urban area, and by comparison with another plant proposed for a comparably high cost site on Long Island, NY.

              4.1.1  Study of the Cost of Proposed Generation in the US

The objective of our recent study of proposed generation was to evaluate the competitive position of the installed cost of individual electric generating plants: both combined cycle and simple combustion turbine. In addition, the study included an analysis of the cost impacts of different factors such as different markets, in service dates, developers, sizes in MW, stage of development, and experience of the developer. The study identified competitive advantages and disadvantages that influence relative costs. In doing this study, we:

         .    Compiled a database of proposed merchant plants.

         . Searched and reviewed a number of publications and data sources to compile this information, including trade publications and specialized databases.

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         .         Identified data by electric market.

         . Developed a sub-database of projects for which we had cost estimates.

         . Classified projects into categories based on perceived reliability of cost data.

         . Adjusted costs to reflect regional cost differences using the Handy-Whitman index.

         . Compared costs by category on a $/KW basis for combined cycles and CT's.

         . Compared different developers, the projected costs of development.

         . Identified and analyzed factors that could account for cost differences.

Some of the conclusions we can draw from the data are the following:

         .         The data show a wide variation in cost.

         .         As development proceeds, estimates increase for:

                   .  Discovery, for example, of required design changes

                   . Disclosure, relating to information requirements of publicly held companies.
                   . Economies of scale appear in the data trends up to about 500 MW.

         . The data are ambiguous about economies of scale of larger plants. This conclusion for larger plants does not deny economies of scale up to and perhaps beyond 1000 MW, but only that the data do not readily exhibit such economies.

         . The Handy-Whitman index may under count the high cost of development in high cost regions. (See Exhibit 4-1 for a map of the Handy-Whitman regions.)

         . The index reports comparable costs through out the northeast quadrant of the US, including states from West Virginia to Maine and Ohio to Missouri. In this large region, the high costs of urban areas like New York City, Chicago or Boston is masked by the lower costs of less urban areas and states.

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         .         An index of developer experience does not predict low cost for high experience.

         . We further conclude from these 5, especially 1 and 5 that the market is not mature and has not rung out the lesser performers. All this suggests opportunity for the performers.

                                   Exhibit 4-1
                              Handy Whitman Regions

                                 [Image Removed]

The study did not evaluate the relative cost of generation development in dense urban areas versus less dense suburban or rural locations. In fact, the standard tool for adjusting for relative regional cost differences, the Handy-Whitman Index, divides the US into 6 cost regions. The one containing New York City, also contains states from West Virginia to Maine. In fact, the cost difference between the Northeast and the Midwest region is barely 2%. The Midwest includes 7 states west of the Mississippi: North Dakota, South Dakota, Nebraska, Kansas, Missouri, Iowa, and Missouri. We think the costs in rural areas of the US under represent the costs in more urban areas. This bias is especially true for the cost of project development and construction in New York City.

In analyzing the data, we segregate the data for Combined Cycle plants into:

         . Financed, Advanced Stage Development, and Not Under Construction. We found the data show higher costs for financed than for not yet financed plants.

         . We also concluded that only selected costs found their way into a published cost estimate. Financed plants generally reported costs including the following:

                   .   Site;

                   . Energy Connections (but not transmission gas pipeline extensions or transmission lines and reinforcements);

                   .   Plant costs, including interest during construction;

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         .         Development costs; and

         .         Corporate overheads.


         4.1.2     Astoria Energy

Before calculating the actual position that Astoria Energy might have in the range of costs exhibited by proposed plants, we have to deal with the fact of constructing a plant in New York City. One of the aspects of the City is congestion: congestion of all kinds. For example, only 50% of the electric load within the transmission constraint around New York City can be supplied by sources outside the constraint. The high cost of transmission construction in a dense urban area and the potentially even more costly burden of risk to permit electric transmission construction are an important element of the opportunity to supply load in the City. Transmission constraints have kept electric prices high in New York City.

Although a plant proposed for an existing brownfield near existing electric generation may find it easier to obtain government permits and approvals, the costs of construction are higher due to higher labor costs, site congestion, urban construction requirements and limitations, and the costs of transportation congestion. When comparing plant costs across the country, we recommend reducing the cost of plants located in New York City by 10 % or more for design and construction congestion costs and labor costs.

Astoria Energy is proposed to cost $793.4 million for 1,090 MWs or $728 per KW. In our study, Handy-Whitman indicates an 8% higher cost of installed plant in the Northeast US, including lower cost rural regions of eastern states. Because urban costs are higher, we would compound Handy- whitman cost difference with another 10% for New York City. Therefore, in comparison with all other plants whose costs have been adjusted to Northeast quadrant US costs, the cost of Astoria Energy is reduced by 10% to $662 per KW. Exhibit 4-2 shows this range of costs for Astoria in comparison with other proposed combined cycle plants in the the different electricity markets across the US.

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                                   Exhibit 4-2
                     Cost Comparison of New Plants by Region

                                 [Image Removed]

Though not a perfect picture, Astoria falls at the top end of most of the proposed plants in the US: just as electricity prices are at the top end in comparison with electric prices in the US.

We note that four financed plants in New England are equal in cost or higher than Astoria. However we also note that these four plants are substantially smaller ranging from 150 MW to 274 MW. Our finding of economies of scale to 500 MW suggest that if larger, these plants would individually have cost less per KW than they did.

Exhibit 4-3 provides a comparison of the cost of Astoria Energy against the more limited set of proposed plants: those with financing. We note that Astoria is in an earlier stage of development and that it is likely to make commitments for major components of the plant including turbine generators at a later date than those plants financed to date. Because of the opening competition in the electric generation market, developers of generation have been committing to new combustion turbine units at a record rate. The three or four manufacturers of this equipment have already raised prices of these units substantially.

                                   Exhibit 4-3
                     Cost Comparison of Plants and Financing

                                 [Image Removed]

There is another way to evaluate the cost of Astoria Energy. We have an example of another plant proposed for a heavily congested area near New York City: on Long Island. PP&L Global has proposed a site for simple combustion turbine development, 300 MW at first, more to follow. The cost of this proposal is $500 per KW.

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From our study of proposed electric generation plants in the US, we have compared the median cost of proposed simple cycle plants with the median for combined cycle plants, $336 and $484 per KW, respectively. Combined Cycle plants cost about 144% of the simple cycle.

If we apply that ratio to the PP&L simple cycle proposal, adjusting it to the combined cycle cost, we find a cost of $720 per KW. The estimated cost of Astoria is $728 per KW ($793 million and 1090 MW).

         4.2      Comparable Asset Values found in Utility Asset Divestitures

Much of the utility generation in New York has been sold to third parties as part of the divestiture process and a portion of the purchased power contracts have been sold or restructured. Exhibit 4-4 summarizes the divestiture activity to date in New York and identifies the new owners of the assets. Several New York utilities are in a position to retain some of the revenues received form the sale of the assets, providing an incentive to maximize the sales prices.

                                   Exhibit 4-4
                        Generation Divestment in New York

                                 [Image Removed]

Sales of assets through utility divestiture have brought prices as high as $1,000/kW in some areas and for some types of assets. This section of the report compares the asset sales to date by region and fuel type as a way to gauge the inherent market value of the Astoria Energy Project. While utility generation divestiture has generally been considered to have been highly successful for the selling utilities, there has also been a great deal of speculation to justify the prices that have been paid. Many factors contribute to power plant valuation including: expected prices for energy, capacity, and ancillary services; option value inherent in the price volatility and uncertainty of start- up markets; first-mover advantage; option value of future development on an existing brownfield site; portfolio advantages; etc. A comparison, however, of the divestitures across the country reveals that there are ranges of values for certain asset types as can be seen in Exhibit 4-5 below.

                                   Exhibit 4-5

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             US Generation Divestitures by Region and Timing ($/kW)

                                 [Image Removed]

The highest prices were paid for asset portfolios with an abundance of hydro and coal units. Coal plants have low variable costs and will typically run whenever they are available. Hydro plants have variable costs near zero, and if they also have the ability to store water can target the highest prices periods thus maximizing their margins. Plants located in metropolitan areas sold at a median price of around $275/kW, but many of these plants are quite old and inefficient and are only dispatched during periods of high demand.

Exhibit 4-6 shows a comparison of generation divestitures by region and chronology. Definitive conclusions cannot be drawn from the exhibit about market maturity affecting prices. That is, prices don't tend either up or down depending on how early or late the divestiture occurred. There is a marked difference, however, between sales in the Northeast and those in the West. Average prices in the Northeast were $43 11kW versus $237/kW in Western states.

                                   Exhibit 4-6
             US Generation Divestitures by Region and Timing ($/kW)

                                 [Image Removed]

Based on this analysis we can conclude that baseload plants in Northeast markets are inherently more valuable than peaking or cycling plants in the Northeast, and that at the time of the divestitures, entry into Northeastern markets was valued more highly than entry into Western markets.

The inherent market value of the Astoria Energy Project should be above the average for Northeast plants based on the following factors.

         .   It should operate as a baseload plant.


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         .         It should have a price advantage over other in-city
                   generation and be able to compete with out-of-city generation during some periods.

         . Capital expenditure requirements should be less than neighboring plants due to age.

         . There are market advantages related to in-city capacity requirements established by the NYISO.

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5.       DESCRIPTION OF THE PRICE FORECASTING APPROACH AND METHODOLOGY

         5.1      Background

The approach Navigant used to develop the price projection, discussed in detail below, is consistent with the approaches that have been used by market participants in assessing market prices within the restructured New York power market. Navigant has prepared market price forecasts using the same approach to assist bidders in deriving market values -- and ultimately purchase bids -- for numerous utility assets being divested in New York and elsewhere. Specifically, over the past couple of years, Navigant provided such price projections to confidential bidders in the following utility divestitures: New England Electric System ("NEES"), Central Maine Power ("CMP"), Maine Public Service ("MPS"), New York State Electric and Gas ("NYSEG"), Niagara Mohawk ("NiMO"), and Consolidated Edison ("Con Ed"). In addition, Navigant has provided similar price forecasting services, employing the same basic approach, to numerous merchant plant developers in New York, New England, the Pennsylvania-New Jersey-Maryland Interconnection (" PJM"), various Midwestern states, and Ontario. Through these consulting engagements, Navigant's forecasts have withstood considerable scrutiny from a number of sources, including senior managements, boards of directors, and lending institutions.

         5.2      Description of Market Price Forecast Methodology

The following sections present the details of our analytical approach to projecting market prices for each of the major wholesale supply products traded within NYPP.

                  5.2.1    Approach to Projecting Energy-Clearing Prices

To prepare the energy price forecast presented in this report, Navigant used a simulation model called PROPHET. PROPHET is a multi-area, bid-based pooling simulation model designed for projecting wholesale energy prices in a competitive electricity market. PROPHET was specifically developed to simulate generator bidding and dispatch in bid-based pooling energy markets, such as has been implemented within New York. PROPHET clears the spot energy market based on the sell "offers" specified for all generating plants within the relevant market and projected load levels. The market-clearing price established by PROPHET reflects detailed plant operating characteristics, random plant forced outage rates, planned maintenance schedules, and seasonal resource characteristics. In addition, PROPHET allows for the modeling of inter-regional transmission limitations, and in times of constraint, calculates locational clearing prices on both sides of the constrained interface to reflect the costs of transmission congestion. The diagram in Exhibit 5-1 provides an overview of the energy simulation process using PROPHET.

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Navigant Consulting, Inc.                                               Page 5-1

                                   Exhibit 5-1
                      Overview of Energy Simulation Process

                                 [Image Removed]

Navigant used PROPHET to optimally dispatch the New York utilities' and independent power producers' generation resources to meet projected hourly loads within New York in a least-cost manner. The energy-clearing price in each hour is set equal to the bid (or offer) price to supply energy of the last increment of generation needed to meet load within the New York market. This is consistent with the manner in which the NYISO calculates hourly energy market-clearing prices and facilitates spot market settlements in its role as administrator of the bid-based energy market. As discussed later in this report, Navigant assumed that all generators bid an energy price equal to their short-run marginal cost, consisting of fuel, variable operations and maintenance expenses, and emissions allowance costs./4/

Translating the energy-clearing price calculation method discussed above into fundamental economic theory, the energy-clearing price calculated for a given hour reflects the price at the intersection of the supply and demand curves for energy in that hour, as illustrated in Exhibit 5-2 below.

                                  Exhibit 5-2
                 Illustration of Energy-clearing Price Process

                                [Image Removed]

In the above exhibit, the hourly clearing price P*, represents the bid price of the unit of supply needed to meet the last increment of the total system demand of Q*. In effect, the PROPHET

________

/4/ As discussed later, generators will bid energy in at prices above their short-run marginal costs during high demand periods in an attempt to maximize energy margins contributing to paying down the fixed costs of operations. As a result, our marginal cost-based energy prices understate somewhat the true energy prices generators would earn. We account for these additional energy revenues through an estimate of a supplemental revenue adder, which implicitly includes not only these "premium" energy revenues, but also capacity and ancillary service revenues.

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Navigant Consulting, Inc.                                               Page 5-2
model analyzes energy market supply and demand curves similar to those illustrated above for each of the 8,760 hours of each year of our analysis, in each case calculating the clearing price at the intersection of the supply and demand curves. Thus, the algorithm used by the PROPHET model is consistent with the fundamental economic theory of supply and demand equilibrium that underlies the anticipated market behavior in the bid-based energy market in New York.

Based on the generating unit dispatch and energy-clearing price results calculated by the PROPHET model, Navigant calculated the revenues that each generating unit would receive from the sale of energy. The variable costs (e.g., fuel, etc.) that were incurred to produce the energy that was sold were netted off from these energy revenues, resulting in a net profit margin on the sale of energy. Importantly, in many hours, generating units will receive higher revenues for the sale of energy than the cost incurred to produce the energy sold. This would be the case when the energy-clearing price is higher than a given unit's energy bid price, assuming the unit's bid price reflects its short-run marginal production cost. This is more often the case for low-cost, baseload resources than for relatively higher-cost peaking resources, and the net margin on energy sales -- defined as energy revenues less energy production costs is typically much larger for baseload resources than for peaking resources. This resulting net margin on the sale of energy represents a contribution towards paying down some portion of the fixed costs of unit operations. The illustration in Exhibit 5-3 demonstrates the relationship between a generator's marginal costs and the net energy margins it would receive.

                                   Exhibit 5-3
      Relationship Between Generator Marginal Costs and Net Energy Margins

                                 [Image Removed]

The graph on the left-hand side of Exhibit 5-3 presents a hypothetical energy price duration curve assuming generators bid their short-run marginal costs into the energy market. Given that resources would generally be dispatched in order of increasing bid price,/5/ one can use the price duration curve to assess both the likely number of hours a given generator would be dispatched,

________

/5/ The presence of transmission constraints or operating limitations could cause resources to be dispatched out of economic merit order.

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Navigant Consulting, Inc.                                               Page 5-3
as well as the net profit that generator would earn on the sale of energy. For example, a generator with a marginal cost (i.e., energy bid price) of $20/MWh would dispatch for just under 80% of the hours of the year, as denoted in the exhibit. Since the generator would get paid the hourly energy-clearing price for its energy production in each hour it operates, its total energy revenues would be represented as the area under the price duration curve for the hours in which it operates. In order to calculate the net profit margin on sales (i.e., the white area in the graph), we must net off the variable costs of production that were incurred to produce the energy sold (i.e., the gray area of the graph).

The graph on the right-hand side of Exhibit 5-3 provides a hypothetical relationship between the marginal cost of a generator and the energy profit margin it would earn. As can be seen, generators with lower marginal costs tend to earn significantly higher energy profits than higher marginal-cost generators. This is intuitive, as the white area in the graph on the left-hand side of the exhibit would tend to get smaller for higher-cost, lower capacity factor generators.

For most units, this net margin on the sale of energy (assuming marginal cost bidding) falls significantly short of fully covering the fixed costs of operations, even for some low marginal-cost baseload plants which earn very sizable energy profit margins/6/. Given that most units are unable to fully cover their fixed costs from the sale of energy at their short-run marginal costs alone, these units must make up the remaining revenue shortfall from other means/7/. These additional sources of revenue will likely come in a number of distinct forms, as summarized below:

 .    Strategic Bidding of Energy - Although we have assumed that generators will bid to supply energy at their short-run marginal costs in performing the PROPHET simulation, many generators, in practice, will bid significantly above their marginal costs in an attempt to

____________

/6/ Recent nuclear plant retirements in New England (e.g., Maine Yankee and Millstone 1) are empirical evidence of this. Despite the fact that these plants had among the lowest short-run marginal operating costs of any units in NYPP, and thus would earn very high energy margins, the operators of these plants did not believe these energy margins would be sufficient to cover the high fixed operating costs of these facilities.

/7/ This shortfall would need to be covered in order to achieve market equilibrium. Otherwise, operators would elect to retire plants that are not covering their fixed costs of operations, which in turn would put upward pressure on prices

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Navigant Consulting, Inc.                                               Page 5-4
     maximize their energy sale profits. The importance of this type of strategic bidding is particularly evident for operators of peaking plants, since there will be few hours in which the energy-clearing price exceeds their operating costs (perhaps as few as 100 hours or less). As a result, the spread between the energy-clearing price and their marginal costs must be sufficiently large to enable them to cover their fixed operating costs. If energy prices were simply set at short-run marginal costs, this spread would inevitably be insufficient to allow these peaking plant operators to fully cover their fixed costs, leading to the likely retirement of these facilities.

     This strategic bidding behavior has been witnessed in other bid-based energy markets both in the U.S. (e.g., PJM, NEPOOL, California) and abroad (e.g., UK, Australia, Alberta, etc.), as well as in NYPP since the implementation of bid-based energy markets December 1, 1999. As shown previously in Exhibit 2-10, energy prices in NYPP have been bid up to as high as about $1000/MWh, and have been higher than $100/MWh for approximately 3% of the hours. By comparison, Navigant estimates that the short-run marginal costs of the more expensive peaking plants in NYPP are generally in the $50-$100/MWh range. Thus, the energy-clearing prices to date reflect significant departures from marginal cost bidding. While these strategic bidding premiums are likely to occur during a relatively few hours of the year, all plants that are operating in those hours will receive the benefits of these higher prices. As shown in Exhibit 2-10, these price spikes above marginal costs will likely contribute to significant energy profits that may be used to pay down fixed costs of operations.

 .    Revenues from ICAP Sales - Suppliers of retail load within NYPP will be required to hold sufficient amounts of Installed Capacity (ICAP) or otherwise be deemed to purchase from the spot market at market-based clearing prices. As such, revenue from the sale of these products represents another source of supplemental revenue over and above the marginal cost-based energy prices that are calculated using PROPHET.

 .    Revenues from Ancillary Service Sales - As with ICAP, suppliers of retail load within NYPP will be required to provide sufficient amounts of operating reserves and (AGC). While Navigant believes that incremental revenue opportunities from the sale of ancillary services is not likely to be significant, any revenue earned on the sale of these products would constitute another source of incremental value above the marginal energy prices calculated using PROPHET.

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Navigant Consulting, Inc.                                               Page 5-5

 .    Other Revenue Sources - Other sources of supplemental revenue include call option premiums and fuel tolling agreement fees. While the markets for these products are less uniform and visible, these arrangements could provide an important source of incremental value.

The following section discusses the approach we used to estimate the level of these forms of supplemental revenues, which when added to the energy prices derived using PROPHET, constitute Navigant's estimate of the "all-in" price projection for NYPP.

                  5.2.2    Approach to Projecting Supplemental Revenues

While generators will likely earn revenues from a number of sources as discussed above, Navigant believes that the aggregate level of revenues earned is the most important factor in achieving market equilibrium. That is, owners of existing plants will decide to continue to operate or retire - and developers of new plants will decide to build or not build - based on their expectations of the total revenue they will earn from all sources. The manner in which these total
                                  ---
revenues are distributed across the various sources of value is not, in itself, a key driver of plant retirement and entry decisions.

Therefore, Navigant's approach to forecasting supplemental revenues focused on ensuring that the resulting all-in prices (i.e., the sum of marginal cost-based energy prices and supplemental revenues) would be sufficient to encourage enough generating capacity to remain in service to meet the minimum regional installed reserve margin requirement. Navigant assumed that the total capacity requirement is set at 118% of the projected peak demand for New York, consistent with the approximately 18% reserve margin resulting from application of the NYISO's installed capacity reliability criteria. In order to calculate the supplemental revenues that would be needed to ensure enough capacity to meet the reserve requirements at least breaks even economically, we first calculated each unit's net shortfall in covering its "going-forward costs" after considering energy revenues earned in the PROPHET dispatch. This shortfall for each unit represents the amount of supplemental revenues each unit would need to avoid operating at a loss.

For existing generating units, Navigant defines "going-forward costs" as those annual operating and maintenance ("O&M") costs needing to be recovered such that continued operations at an existing

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Navigant Consulting, Inc.                                               Page 5-6
generating unit does not result in an operating loss. If these costs were not capable of being recovered for a given generating unit, retirement of that unit would be the most economically rational decision since the alternative would be to operate at a loss. Previous capital investments for existing units have not been included, since these costs are considered sunk. With respect to prospective new generating units, Navigant defines "going-forward costs" to not only include those costs which would need to be recovered in order to cover annual operating expenses, but also the up-front investment costs and a sufficient return on investment that would be required to attract a new entrant to the market. Stated differently, Navigant defines going-forward costs for existing units as those costs that could be avoided if the unit were retired. On the other hand, Navigant defines going-forward costs for a prospective new unit as those costs - including up-front investment costs - that could be avoided if the unit were not brought on-line.

For existing generating facilities, going-forward costs included all fixed and variable O&M costs, fuel costs, environmental emissions allowance costs, and an estimate of property tax payments. Going-forward costs for existing plants also included estimated future capital expenditure requirements, but did not include previous capital investments because these costs are "sunk" and non-avoidable even if a plant were retired. The going-forward costs of new capacity additions included not only the basic fixed and variable O&M expenses assumed for existing plants, but also the annual carrying costs of initial investment (including an estimate of the return on equity which would be required to attract new development).

Based on the calculated going-forward cost shortfalls for each unit, a supply curve for capacity was constructed by stacking generating units in order of decreasing profitability (i.e., increasing going- forward cost shortfalls). This was done to determine the lowest-priced means of ensuring that sufficient capacity at least breaks even economically to meet the regional reserve requirement. Exhibit 5-4 illustrates the manner in which the sorted supply stack for capacity and the assumed installed capacity requirements were used to derive the supplemental revenue adder to be added to our marginal cost-based energy prices determined using PROPHET to arrive at an all-in price. Specifically, the bars reflect the magnitude of various units' (labeled A through I) net shortfall in covering their going-forward costs, and as such, also reflect the amount of supplemental revenues each unit needs to at least break even./8/

_________________

/8/ A positive bar reflects that the unit was actually able to more than cover its full going-forward costs solely from the sale of energy, such that any capacity revenues earned would fully contribute to net profits.

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Navigant Consulting, Inc.                                               Page 5-7

                                   Exhibit 5-4
       Illustration of Process for Determining Supplemental Revenue Adder

                                 [Image Removed]

As indicated in the above graphic, generating unit H is the last unit required to meet the market's total capacity requirement. Therefore, we would set the supplemental revenue adder at unit H's going-forward cost shortfall. Based on this supplemental adder, unit H would exactly break even on covering its going-forward costs. Importantly, we assume that all units would receive this payment, consistent with market-clearing principles. Units A through G would see a positive net profit, since their net revenue shortfalls were less than that of unit H. On the other hand, unit I would fall short in covering its full going-forward costs, since its net shortfall was greater than the shortfall of the marginal capacity unit, unit H. Given that unit I would suffer a net loss, it would be a prime candidate for retirement if this situation prevailed over a period of time because the operator of that unit would be better off ceasing operations of the unit than continuing to operate for a loss. This is the basic rationale Navigant employed in the analysis to prompt economic retirements of existing units.

Based on the approach described above, Navigant assumed that the supplemental revenue adder in the long run would be established by the costs of new entrants to the market. More specifically, Navigant assumed that the supplemental adder would be capped at a level that, when combined with energy clearing prices, would not exceed the all-in price required to attract a new entrant. This assumption is premised on the view that if the supplemental revenues paid to essential generators are too high, new entrants would be attracted and their entry would result in a reduction in prices back to equilibrium levels.

_______________________

   profits.

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Navigant Consulting, Inc.                                               Page 5-8

6.       SUMMARY OF MODELING ASSUMPTIONS

Navigant's analysis was based on the use of the most recent, reliable, and objective information, including regional demand and energy forecasts, actual utility hourly load profiles, fuel price forecasts, generating plant ratings, and other pertinent generating unit operating parameters. This chapter provides a summary of those modeling assumptions, as well as the sources and basis for those assumptions.

         6.1      New York Demand/Energy Forecasts and Hourly Load Profiles

The PROPHET model requires the specification of hourly load profiles for each year of the analysis. In order to derive hourly load profiles for each year of the forecast, Navigant utilized hourly load information for 1997 which was filed by NYPP in the FERC Form No. 714/9/. This historical hourly load profile was scaled appropriately for each year of the analysis to reflect the expected growth in peak demand and energy. To accomplish this, Navigant used the annual peak demand and energy forecasts for New York as reported in the 2000 NY/SO Load and Capacity Data report. The Load an Capacity Data forecast is developed by staff at the NYISO using econometric forecasting models, and reflects substantial input from NYPP members regarding key factors affecting load and energy growth in their respective service territories. The year-by-year peak demand and energy assumptions for New York used in the PROPHET model are summarized below in Exhibit 6-1.

_________

/9/ While the 1998 and 1999 load shapes were also available, Navigant felt that the 1997 load shape provided a better representation of a "typical" year.

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Navigant Consulting, Inc.                                               Page 6-1

                                   Exhibit 6-1

                    New York Peak Demand and Energy Forecast
                                   Assumptions

           Year of         Projected Summer Peak     Projected Annual Energy
           Analysis             Demand (MW)              Requirements (GWh)
            2003                 31,070                       161,880
            2004                 31,300                       163,570
            2005                 31,510                       164,770
            2006                 31,740                       166,240
            2007                 31,990                       167,740
            2008                 32,250                       169,320
            2009                 32,480                       170,680
            2010                 32,720                       172,280
            2011                 32,970                       173,890
            2012                 33,200                       175,450
            2013                 33,470                       176,860
            2014                 33,730                       178,370
            2015                 33,970                       179,980


         6.2      Existing Resource Capabilities

Navigant relied on the 2000 Load and Capacity Data Report as the primary source for all generating unit capacity ratings. PROPHET was specified with both the summer and winter generating plant capability ratings reported in the Load and Capacity Data Report, thus reflecting the fact that many facilities have lower ratings during the summer peak period.

         6.3      Existing Generating Unit Outage Parameters

The maintenance schedule for units was based on a representative three-year schedule for 1998 through 2000 developed by NYPP, which was repeated in a cyclical fashion throughout the forecast period. The forced outage rate assumptions for each of the generating units in New York were based on values provided in the Summary of the NEPOOL Generation Task Force Long-Range Study Assumptions ("GTF Assumptions") prepared by the NEPOOL Generation Task Force and

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Navigant Consulting, Inc.                                               Page 6-2

NEPLAN staff. The GTF Assumptions provide planning forced outage rate assumptions for generic types of generating units which are applicable for New York based generating technology.

         6.4      Existing Unit Heat Rates

For existing plant heat rates, Navigant relied on a number of sources of information, including heat rate information filed with NYPP, heat rate information provided in the GTF Assumptions, actual heat rates calculated using data filed by New York utilities in their FERC Form 1 filings, and Navigant's own judgement.

         6.5      Fuel Price Forecast

The year-by-year fuel price forecast assumptions that Navigant used in its analysis are summarized below in Exhibit 6-2. These prices are intended to reflect prices delivered to the generator, and as such, are inclusive of any transportation charges that would be incurred./10/ The prices shown in Exhibit 6-2 for interruptible gas also accounts for the cost of fuel oil when an interruptible gas plant has been interrupted and is required to operate on distillate fuel oil.

                                   Exhibit 6-2
          Fuel Price Forecast Assumptions ($/MMBtu in nominal dollars)

                                 [Image Removed]

Navigant combined these fuel forecasts with the assumed heat rates for each generating unit to convert the $/mmBtu fuel prices to a $/MWh basis. This $/MWh marginal fuel cost was used as the primary component of each generating unit's bid price for the sale of energy in PROPHET. In addition to this marginal fuel price, we also included estimated variable O&M costs in each unit's energy bid price. Furthermore, we included within each unit's energy bid prices the costs of the SO\\2\\ and NOx allowances that would be required by the units, given their respective SO\\2\\ and NOx

__________

/10/ Transportation charges will vary from plant to plant, depending on which pipeline is used, the transportation services that have been contracted, and the specific receipt points used for the contract. For example, two projects purchasing gas at two different receipt points on a particular pipeline would likely pay similar prices for the gas, but pay different charges for the transportation, which are considered fixed costs and are appropriately not reflected in the plant's dispatch costs.

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Navigant Consulting, Inc.                                               Page 6-3
emission rates in generating electricity./11/ The escalation rates underlying the above fuel price projections are summarized in Exhibit 6-3 below.

                                   Exhibit 6-3
                 Summary of Nominal Fuel price Escalation Rates

                Nominal Escalation Rates:               2003-2015
                -------------------------------------------------
                Inflation:                                 2.50%
                Delivered Gas:                             2.22%
                Resid Oil:                                 2.20%
                Distillate:                                2.20%
                Coal                                       1.60%

A more detailed discussion of the basis for Navigant's price projection and escalation assumptions for each fuel type follows.

                  6.5.1    Natural Gas

In developing its gas price forecast assumptions, Navigant relied on the Gas Research Institute (GRI) 2000 Baseline Projection report. The GRI model incorporates various macroeconomic drivers into its complex modeling effort to achieve an internally consistent energy supply and demand outlook across all energy sources and end-use demand sectors. Development of the GRI Baseline Projection is an ongoing process that seeks to incorporate technological advances and penetration of gas into end-use sectors. Since the forecast reflects prices at the spot market (Henry Hub), Navigant included a transportation differential to reflect deliveries into the Northeast. These estimates reflect recent history for delivery costs.

Navigant believes its gas price projection represents a reasonable estimate of delivered prices to the Northeast, taking into consideration the profound impacts the pipeline expansions and the significant increase in demand by power generators will have on delivered gas prices. With respect to longer-term gas price escalation (see Exhibit 6-3), we assumed that gas prices escalate more slowly than the general inflation rate of 2.5% (i.e., 0.28% real decline in prices). It is important to

________

/11/ We assumed allowance costs of $200/ton and $1,000/ton for SO2 and NOx, respectively, and held these ft throughout the forecast.

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Navigant Consulting, Inc.                                               Page 6-4
note that the gas prices presented in Exhibit 6-2 were used for all New York gas-fired generating units.

                  6.5.2    Residual and Distillate Oil

Like natural gas, Navigant relied upon GRI price forecast for oil. Exhibit 6-2 provides a graphical depiction of the GRI forecast. With respect to long-term escalation, Navigant assumes that residual oil will escalate at 2.2% per year (i.e., -0.3% real escalation) while distillate oil was assumed to escalate at 2.5% per year (i.e., 0% real escalation). While residual oil and natural gas have historically been viewed as substitutes and thus tended to increase in price with one another, we have assumed that residual oil will escalate at a lower rate than gas for two primary reasons. First, residual oil will increasingly be disfavored for environmental reasons and gas will become a premium fuel due to its clean burning properties, thus likely leading to gas prices increasing at a greater rate than residual oil prices. Second, most of the dual-fueled oil/gas steam units which burn residual oil in New York are relatively inefficient, and these units will likely get displaced by newer more efficient gas-fired combined-cycle plants within New York. This would lead to a drop in demand for residual oil for power generation, and thus likely soften prices for residual oil as compared to gas. We have assumed that distillate oil will escalate at the same rate as natural gas, both due to its relatively better environmental properties than residual oil as well as the fact that most new combined-cycle facilities will use distillate oil as a backup fuel.

                  6.5.3 Coal

The longer-term coal price escalation underlying Navigant's forecast is 1.6% per year (i.e., -0.9% real escalation), which is consistent with the escalation rates underlying the GRI. This drop in coal prices in real terms is consistent with recent trends and, in Navigant's view, would be required in order for coal to remain competitive given the increasing environmental costs associated with burning coal.

         6.6      Fixed and Variable O&M Costs

Fixed and variable O&M costs for utility generating units were calculated based on an average of actual operating cost information filed by the New York utilities in their FERC Form No.1 filings over the 1992-1996 period. This period was selected due to its availability at the time the production costs model's was being developed. However, since this time, Navigant has benchmarked its data

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Navigant Consulting, Inc.                                               Page 6-5
for accuracy. The various FERC Form 1 O&M expense accounts were allocated between fixed and variable expenses as shown in Exhibit 6-4 below.

                                  Exhibit 6-4
                       Assumed Allocation of O&M Expenses
                           Between Fixed and Variable

        ----------------------------------------------------------------------
        Op Super & Engin.                                         Fixed
        ----------------------------------------------------------------------
        Fuel                                                      Fuel
        ----------------------------------------------------------------------
        Coolants and Water/ Water for Power                     Variable
        ----------------------------------------------------------------------
        Steam/ Hydraulic Expenses                         50/50 Variable/Fixed
        ----------------------------------------------------------------------
        Steam from Other Sources                                Variable
        ----------------------------------------------------------------------
        Steam Trans. (Cr.)                                        Fixed
        ----------------------------------------------------------------------
        Electric Expenses                                         Fixed
        ----------------------------------------------------------------------
        Misc. Steam (Nuclear/Hydraulic) Expenses                  Fixed
        ----------------------------------------------------------------------
        Rents                                                     Fixed
        ----------------------------------------------------------------------
        Maint., Super & Engin,                                    Fixed
        ----------------------------------------------------------------------
        Maint. of Structures                                      Fixed
        ----------------------------------------------------------------------
        Maint. of Plant/ or Res, & Waterways                      Fixed
        ----------------------------------------------------------------------
        Maint. of Electric Plant                                  Fixed
        ----------------------------------------------------------------------
        Maint, Misc. Steam (Nuclear/ Hydraulic )Plant             Fixed
        ----------------------------------------------------------------------

         6.7      Inflation Assumption

We assumed an annual inflation rate of 2.5%, which is consistent with sources Navigant reviewed, including data reported by the Bureau of Economic Analysis and the Bureau of Labor Statistics. In addition, Navigant reviewed the Congressional Budget Office's Economic & Budget Outlook for the Fiscal Years 2000-2009. In this report, the Congressional Budget Office projects Consumer Price Index ("CPI") growth of 2.6% per year. Our inflation assumption was used to escalate the fixed and variable O&M expenses for each generating unit from one year to the next, and, therefore, has an underlying influence on the escalation embedded into our wholesale market price forecast.

         6.8      New Entrant Cost and Operating Assumptions

Navigant's assumptions regarding the unit specifications, costs, and other pertinent assumptions with respect to combined-cycle gas turbine ("CCGT") and simple-cycle gas turbine ("SCGT") new entrants are set forth in Exhibit 6-5. Specifically, Exhibit 6-5 provides cost and operational information for CCGT and SOGT facilities and the financing and economic assumptions which we applied to our analysis of both CCGTs and SCGTs. These assumptions were derived based on Navigant's market insights and experience with respect to the costs and characteristics of new entrant generation. These assumptions are supported by a wide array of other timely and authoritative sources, including quotes from equipment vendors and publicly available information regarding the cost and operational characteristics of the proposed new generating facilities in the Northeast.

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Navigant Consulting, Inc.                                               Page 6-6

                                  Exhibit 6-5
                 New Entrant cost and Operational Assumptions

----------------------------------------------------------------------------------------------------------------------------------
Parameter                             CCGT           SCGT                                     Notes
----------------------------------------------------------------------------------------------------------------------------------
Plant Rating (MW) - Winter              504             176   Assume 20 MW of SCGT capacity added for each CCGT capacity addition as proxy for CCGT dud firing capacity
          - Spring                      494             169
          - Summer                      473             165
          - Fall                        492             176
----------------------------------------------------------------------------------------------------------------------------------
Plant Construction Cost -
Through 2005 ($/kW)                     550             315   Reflects tightness in CC equipment mkt.
----------------------------------------------------------------------------------------------------------------------------------
Plant Construction Cost -
Post.2005 ($/kW)                        510             315   Reflects CC equipment supply catching up WI demand
----------------------------------------------------------------------------------------------------------------------------------
Percent Annual Growth in
Capital Costs                          1.88%           1.88%  Reflects 75% of the inflation value
----------------------------------------------------------------------------------------------------------------------------------
Fixed Operating and Maintenance
Expenses ($/kW-Yr)                     9.00            5.25
----------------------------------------------------------------------------------------------------------------------------------
Variable Operating and
Maintenance Expenses ($/MWh)           2.50            2.63
----------------------------------------------------------------------------------------------------------------------------------
Percent Annual Growth in               2.50%           2 50%  Reflects 100% of the inflation value
Operating Costs
----------------------------------------------------------------------------------------------------------------------------------
Net Plant Heat Rate (Btu/kWh -                                Study assumes CCGT/SCGT reductions of 200/320 mmBtu/GWh in 2008.
HHV) for incremental plants         See below         10900   Heat rate represents degraded heat rate to account for partial load
entering commercial operation                                 operation and efficiency deterioration between major maintenance
during the study period.                                      overhauls
              1998                     6958
              1999                     7219
              2000                     6860
              2001                     6825
              2002                     6760
              2003                     6700
      2004 and thereafter              6700
----------------------------------------------------------------------------------------------------------------------------------
Gas Arrangements                       Firm    Interruptible
----------------------------------------------------------------------------------------------------------------------------------
Debt Leverage                            65%             65%
----------------------------------------------------------------------------------------------------------------------------------
Cost of Debt                              8%              8%
----------------------------------------------------------------------------------------------------------------------------------
Term of Debt (Years)                     15              15
----------------------------------------------------------------------------------------------------------------------------------
Return on Equity                         15%             15%
----------------------------------------------------------------------------------------------------------------------------------
Book Life (Years)                        15              15
----------------------------------------------------------------------------------------------------------------------------------
Tax Life (Years)                         20              15
----------------------------------------------------------------------------------------------------------------------------------
Property Tax Rate                         2%              2%
----------------------------------------------------------------------------------------------------------------------------------
Inflation Rate                          2.5%            2.5%
----------------------------------------------------------------------------------------------------------------------------------

Note:  All Costs are in 1999 Dollars

In addition to the above, Navigant's modeling assumptions assume increased capital costs for projects developed in New York City and on Long Island. Our assumptions include $625/kW for In-City and $600/kW for Long Island, reflecting much higher construction costs

Of particular note in the above new entrant assumptions is the assumed drop in CCGT installed capital costs after 2005. This assumed drop is intended to reflect the fact that current CCGT prices are somewhat inflated as a result of a significant backlog in orders for such equipment with all the major equipment manufacturers. Current estimates are that new equipment orders cannot be met any earlier than 2002. This equipment shortage, combined with a frenzy of developers vying to be "first to market", has caused prices for CCGT equipment to exceed equilibrium levels. Navigant

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 6-7
believes that by 2005 the supply-demand imbalance will have been reversed, and CCGT equipment prices will drop to equilibrium levels. It should be noted that the heat rates for the CCGTs, as provided in Exhibit 6-5, reflects the average heat rate for all of the plants entering commercial operation during that year.

         6.9      New Entry Timing/Amount Assumptions

Based on the status of proposed merchant plant developments in New York and our opinion regarding which of the proposed merchant plants are most likely to go forward, we fixed a certain level of entry of new gas-fired capacity through the year 2006. The specific assumptions regarding which of the proposed merchant plants would go forward are presented on Exhibit 6-6. Beyond the fixed entry, additional new entrants were added based on economics and need.

The new entrant plants listed in Exhibit 6-6 represent the most viable of the proposed merchant plants, as these plants constitute those plants which are in operation, under construction, or have reached significant milestones in their development process (e.g., siting approval, air permit approval, financing, etc.). In general, the plants included have a high probability of materializing.

         6.10     Heat Rates for New Entrants

There are several projects in the region that are either under construction or under development and have been included as new entrants in the market price analysis. It should be noted that the heat rates for the CCGTs, as provided in
Exhibit 6-6, reflects the average heat rate for all of the plants entering commercial operation during that year.

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 6-8

                                Exhibit 6-6
             New Entrants Fixed Into the Market Price Analysis

                Plant Additions

                                                 Nominal            Estimated
                Project                         Capacity                COD
                =============================================================
                Cogen Tech Expansion                 300                2001
                Athens Generating Plant            1,080                2003
                Astonia Energy                     1,090                2003
                Heritage Station                     800                2004
                Bethlehem Energy Center              750                2005
                Bowline Unit 3                       750                2005
                East River Repowering                360                2005
                Ravenswood Cogeneration Project      250                2006
                Torne Valley Station (1)             860                2006
                Poletti Expansion                    500                2006
                Brookhaven                           580                2006

                Plant Retirements

                                                 Nominal            Estimated
                Project                         Capacity                COD
                =============================================================

                Waterside (2)                        160                2005
                Albany 1-4 (Bethlehem) (3)           381                2005


                1.  ANP Ramapo also proposed in same area.
                2.  Retired when East River Repowering enters CO.
                3.  Retired when Bethlehem Energy Center enters CO.


         6.11 NYPP Transmission Region Assumptions and Modeling Methodology The NYISO has identified 11 sub-regions within New York that it uses for planning and operational purposes. While it monitors thousands of locational bus prices for energy and congestion, load weighted average prices are calculated within these 11 zones for withdrawals of energy from the system. The map of New York shown earlier in Exhibit 2-5 illustrates these sub-zones identified by the NYISO and the transmission interfaces demarcating them.

While the New York ISO has identified Zones A-K for planning and operational purposes, Navigant's analysis has shown that significant prices differences exist primarily between only four

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 6-9
aggregated regions. To reflect the locational marginal pricing and congestion management framework that has been proposed by NYPP, Navigant sub-divided the New York region into the following four sub-zones for transmission congestion analysis:

 .        ConEd (Zone J)
 .        Long Island (Zone K)
 .        NY-West (Zones A-E)
 .        Southeast New York (SENY, Zone F-I)

In addition, Navigant has modeled the New England market at the same level of detail and integrated with New York. Exhibit 6-8 provides a graphical representation of these transmission zones and the megawatt transfer capabilities assumed between each zone for both New York and New England.

                                   Exhibit 6-8
             Inter-Zonal Transmission Transfer Assumptions (MW)/12/

                                [Imaged Removed]


Navigant mapped these transmission interfaces into the PROPHET model based on a review of detailed transmission system and load information submitted in various filings by NYPP to the FERC. A summary of the steps which Navigant employed to segment the NYPP region into the four zones is provided below:

 .        Directional transfer limits between the four transmission zones were based on the thermal/stability transfer limits presented in the FERC Form 715. Specifically, Navigant used the thermal constraint basis reported in the Form 715. In cases where a range of transfer limits are presented, Navigant used the midpoint of that range for its assumption.

 .        Loads were mapped to the transmission zones in the following manner:

         . Navigant used 1997 hourly load shape data for each New York utility as filed in the FERC Form 714. Navigant advocates using 1997 load shape data as a more representative "typical year" than 1998, 1999, or another year's data.

         . In cases where a utility's service area falls entirely within one of the four transmission zones identified above, the entire utility load profile was mapped to that zone.

         . In cases where a utility's service area spans two or more of the transmission zones, Navigant utilized bus-level load information contained in transmission power flow cases filed by NYPP in the FERC Form 715. Navigant aggregated the bus-level load data contained in the power flow cases by transmission zone. Based on the
_________

/12/ In directions where no limit is specified, there is essentially no binding limit in that direction.

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                              Page 6-10
                   relative aggregate bus-level loads in each zone, Navigant calculated allocation factors by which to allocate utility aggregate hourly load shapes across the multiple zones in which that utility serves load.

         . In some cases, utility holding companies report hourly load profiles in aggregate for their operating companies. In such cases, Navigant used monthly energy data for each operating company to derive allocation factors by which to allocate the aggregate company load profiles to each of the operating companies by month.

 .        Existing resources were mapped to each transmission zone based on their geographic location

 .        Imports into New York were mapped to zones as follows:

         . Navigant explicitly modeled the interconnections between New York and New England. Navigant's modeling of New England was at the same resolution as New York (i.e., individual generating units, with some less important units aggregated together). Moreover, Navigant's modeling of New York appropriately reflects the internal constraints within it which impact the ability for economic energy to flow into New England from New York.

         . Other interconnections (PJM, Quebec, New Brunswick) were represented as injections of energy within the appropriate zone, based on the terminus of the interconnection within New York. New entrants were mapped to the transmission regions in the following manner:

         . Based on the status of current merchant proposals, Navigant fixed a certain amount of entry in the early years of the study (as indicated in Exhibit 6-6).

         . Generic new entry was mapped to the transmission zones such that zones with highest energy prices were targeted first. This reflects the fact that developers will target plants in areas that offer the promise of greatest revenues. However, Navigant imparted judgement as to the potential for/pace of entry in any single zone given siting climate, constraint issues, etc.

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                              Page 6-11

7.       PRICE PROJECTION RESULTS

This chapter of the report presents the results of Navigant's market price projections and related assessment of the economic feasibility of the Astoria Energy Project based on the assumptions and approach outlined in the previous chapters. First, this chapter presents a high-level overview of the forecast results. Next, we provide a general discussion of the economic feasibility of the Astoria Energy Project. Included as part of this section of the report is a pro forma assessment of the economic feasibility related to the Astoria Energy Project for each of the scenarios analyzed. Finally, we provide NYPP price forecast results reflective of the capacity and energy payments associated with sales by the Astoria Energy Project into the New York power market.

         7.1      Overview of Price Forecast Results

Exhibit 7-1 summarizes the forecast results for the period from 2003 through 2015./13/ Specifically, the graph presents the average energy-only and all-in price results for the Con Ed zone of NYPP, which is the relevant region for the Project. The energy-only prices plotted in Exhibit 7-1 reflect likely energy-clearing prices assuming that market participants bid energy in at their short-run marginal costs for all hours (average price of energy for all hours in the year). As such, these prices do not include capacity or ancillary service revenues. Moreover, the energy-only prices do not include "premium" energy revenues that generators would earn in periods of tight supply and demand when participants may bid above their short-run marginal costs./14/ The "all-in line" on the graph combines the marginal-cost energy prices with Navigant's estimate of these other sources of supplemental revenue (capacity, ancillary service, and energy premiums) to arrive at an "all-in" price projection. This all-in price represents the composite wholesale market revenue stream that a generator would earn.

Energy-only prices are presented in Exhibit 7-1 for two specific time periods:
(1) an average over all 8,760 hours of the year (referred to as "all-hours"); and (2) an average of the 876 highest hourly energy-clearing prices for the year (referred to as "Top-10%"). The all-hours energy price reflects the average energy revenue that a baseload generator operating at a 100% capacity factor would earn, while the top-10% energy price reflects the average energy revenue that a peaking resource operating at a 10% capacity factor would receive./15/

___________

/13/ Navigant did not explicitly model each year in this period. Rather, Navigant prepared capacity and energy price forecasts for each year from 2003 through 2010, and then 2012 and 2015

/14/ While we have assumed all generators bid their short-run marginal costs, experience to date indicates that participants will bid significantly above short-run marginal costs in select hours when available supplies tighten up.

/15/ In actuality, this represents the upper bound on the average energy revenue that a peaking unit operating at a 10% capacity factor would receive, since it implicitly assumes that the hours that the unit is operating are coincident with the 876 highest-priced hours of the year. In practice however, unexpected forced outages and the inability to predict the precise timing of price spikes would likely result in that unit not capturing some of the highest-priced hours, thus resulting in a slightly lower average energy price than the top-i 0% price presented in Exhibit 7-1.

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 7-1

                                  Exhibit 7-1
                       Summary of Price Forecast Results

              Summary Comparison of All-in and Energy Only Prices

                                [Image Removed]


A review of Exhibit 7-1 provides some key observations, as noted below:

 .    The overall pricing trend follows the trends in the gas forecast noted
     earlier. This is due to gas-fired generation being on the margin (i.e. setting the market clearing price) for a significant number of hours.

 .    There is a drop in prices between the years 2005 and 2009 reflecting both the contribution of additional gas pipeline capacity and an overbuild of electric generating capacity. By 2009, load growth catches up the earlier growth of supply and again prices begin to climb. These increases in capacity supply result in a discounting of capacity values below the full level needed to allow new entrants to realize their target returns for the front years of the analysis. This capacity discounting derives from the fact that we have assumed more new entry will come on line than is needed to meet ICAP requirements over the 2005-2009 period, creating a short-term capacity overbuild situation of almost 1000 MW in 2006. However, with load growth and some small retirements, the short-term surplus is eliminated resulting in a significant upward shift in pricing.

 .    Between 2009 and 2012, energy prices climb steadily and then level off due to a leveling off of gas prices.

The price results discussed above reflect all-in prices over all 8,760 hours of the year. In addition, the numerical price forecast results underlying the graph in Exhibit 7-1 are presented in tabular format in Appendix A to this report.


     7.2  Pricing Applicable to the Astoria Energy Project
Exhibit 7-1 provides the energy price projection results applicable to the Astoria Energy Project for the years 2003 through 2015, as well as supplemental revenues that would likely be available to the Project./16/ The all-in price figures in Exhibit 7-1 reflect the likely composite revenue stream that the Astoria Energy Project could earn for its sale of energy, capacity, and ancillary service into NYPP, as calculated in accordance with the approach outlined in this report. In addition, our analysis suggests that the majority of the total annual supplemental revenue is likely to occur during the summer months. This is due to the fact that NYPP loads are highest in the summer,

________________

/16/ As discussed previously, these supplemental revenues not only reflect ICAP revenue potential, but also serve as a catch-all for other forms of revenues that generators would be able to earn over and above the energy prices we have calculated based on marginal cost bidding behavior. Most notably, these additional forms of revenue include energy price premiums earned during periods in which participants bid to supply energy at prices above their short-run marginal costs (i.e., as has been experienced recently when prices were bid up as high as $1,000/MWh)

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 7-2
causing most of the strategic bidding energy premiums and capacity value to occur in the summer months.

     7.3  Economic Feasibility of the Astoria Energy Project
As described above, the production cost assessment provides a forecast of the dispatch and operation of the plant within the NYPP environment, and, as a result, is able to provide a projection of the total revenue for the project from selling energy into the markets. This revenue projection can be used to measure the financial feasibility of the Astoria Energy Project in a pro forma model. Navigant has prepared a pro forma analysis, measuring the profitability of the project using assumptions with regard to capital costs, debt and equity costs, and taxes. For this analysis, we relied on SCS's generic proforma model that includes specific costs related to project's operation and maintenance (O&M) and other variable costs specific to the proposed project. Results of the analysis conclude that the project earns internal rates of return (IRR) between
11.4 and 13 percent using SCS Energy's proforma and Navigant's fuel costs and energy and capacity revenues for the project. Details can be found in the in the proformas in Appendix A.

                      Return On High Capacity Payment Case
                         12.99% Cash on Cash
                         31.51% Pre-Tax Leveraged
                         19.16% After-Tax Leveraged

                      Return On Low Capacity Payment Case
                         11.40% Cash on Cash
                         21.32% Pre-Tax Leveraged
                         13.09% After-Tax Leveraged

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page 7-3

                                   APPENDIX A

                        Detailed Price Forecast Results

Exhibits A provides a detailed summary of the pricing results./17/ In reading the price forecast summaries in these exhibits, the top block of prices are energy-only prices based on the PROPHET model simulations assuming marginal cost bidding of energy. The bottom block of prices are all-in prices reflecting the composite of the energy-only prices and the supplemental revenue adder. As discussed in detail in the body of this report, the supplemental revenue adder captures the incremental value associated with strategic energy bidding premiums and capacity/ancillary service revenues. The all-in prices capture the composite revenue that generating units are likely to receive from all value components in the unbundled wholesale power market.

The "all-hours" energy prices are the average of the hourly prices determined using the PROPHET model over all 8,760 hours in the year, whereas the prices at the various percentages reflect the cumulative average of the highest energy prices for those respective percentiles of hours in the year. For example, the prices on the 10% line reflect the average of the 876 (i.e., 10% times 8760) highest-priced hours. The energy-only prices in Exhibit A can be used to approximate the average marginal cost-based energy price a unit would receive based on its capacity factor. For example, a peaking facility in NYPP that operates at a 10% capacity factor in 2003 would realize an average energy price of approximately $36.88/MWh. A baseload generator could expect to be compensated for its output at approximately the all-hours energy price, which in 2003 is projected to be $31.22/MWh.

To arrive at the all-in price figures presented in Exhibit A, the supplemental revenue adder was translated to a $/MWh basis by "spreading" the annual price (in $IkW-yr.) over the appropriate number of hours. For example, for the all-in price at the 10% level the $/kW-year value was converted to $/MWh as follows:
$/MWh = ($/kW-year)*[1 year/(8760 hours *10%)](1000 kW/MW).

_____________________

/17/ The prices presented in these exhibits reflect energy pricing for the Con
     Ed transmission zone, which is most relevant for the Project since it will be located in that zone.

--------------------------------------------------------------------------------
Navigant Consulting, Inc.                                               Page A-1

                  IN-CITY ENERGY PRICES AND CAPACITY PAYMENTS

                                   09-Aug-00

                 2003   2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014    2015
Supplemental
 Adders
 ($/KW-Yr)      49.67  51.67   52.28   65.23   66.64   67.84   66.41   67.35   65.44   65.53   65.21   66.88   68.56
--------------------------------------------------------------------------------------------------------------------

All Hours
 Energy
($/MWh)         31.22  32.81   35.95   33.09   32.38   31.74   31.69   36.10   39.09   42.08   41.91   41.74   41.57
--------------------------------------------------------------------------------------------------------------------
10%             36.88  38.49   41.46   40.14   39.68   38.91   38.85   43.65   47.36   51.06   50.85   50.64   50.43
20%             35.56  37.50   40.53   39.74   39.05   38.21   38.11   43.12   46.72   50.31   50.12   49.94   49.75
30%             35.09  37.12   40.15   39.48   38.68   37.74   37.56   42.65   45.89   49.13   49.19   49.26   49.33
40%             34.69  36.70   39.94   38.61   38.00   37.32   37.18   43.31   45.25   48.20   48.39   48.57   48.76
50%             34.34  36.39   39.77   37.24   36.62   36.00   36.04   41.17   44.11   47.05   47.07   47.10   47.13
60%             34.07  36.13   39.61   36.12   35.49   34.88   34.90   39.89   42.87   45.86   45.81   45.77   45.72
70%             33.61  35.31   38.63   35.19   34.53   33.90   33.89   38.69   41.67   44.65   44.57   44.50   44.42
80%             32.73  34.39   37.64   34.37   33.64   33.03   33.02   37.67   40.67   43.67   43.53   43.39   43.25
90%             31.93  33.53   36.75   33.68   32.95   32.32   32.28   36.81   39.80   42.79   42.64   42.48   42.32
--------------------------------------------------------------------------------------------------------------------

                 2003   2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014    2015

All Hours
All-in Price
($/MWh)         36.89  38.71   41.92   40.54   39.99   39.48   39.27   43.79   46.56   49.33   49.35   49.37   49.40
--------------------------------------------------------------------------------------------------------------------
10%             93.59  97.48  101.14  114.60  115.75  116.35  114.66  120.54  122.06  123.58  125.29  126.99  128.70
20%             63.92  67.00   70.37   76.97   77.08   76.93   76.01   81.57   84.07   86.57   87.34   88.11   88.88
30%             53.99  56.78   60.05   64.30   64.04   63.55   62.83   68.27   70.79   73.30   74.01   74.71   75.42
40%             48.86  51.44   54.86   57.23   57.02   56.68   56.14   61.53   63.93   66.33   67.00   67.66   68.33
50%             45.68  48.18   51.71   52.14   51.83   51.49   51.20   56.55   59.05   61.55   61.96   62.37   62.79
60%             43.52  45.96   49.56   48.53   48.17   47.79   47.53   52.70   55.32   57.95   58.22   58.49   58.77
70%             41.71  43.74   47.15   45.83   45.39   44.97   44.72   49.68   52.34   55.01   58.21   55.40   55.60
80%             39.82  41.76   45.10   43.68   43.15   42.71   42.50   47.28   50.01   52.74   52.84   52.93   53.03
90%             38.23  40.09   43.38   41.96   41.41   40.92   40.71   45.35   48.10   50.85   50.91   50.96   51.02
--------------------------------------------------------------------------------------------------------------------

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Navigant Consulting, Inc.                                               Page A-2

                        [Financial Information Removed]

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Navigant Consulting, Inc.                                               Page A-3

                        [Financial Information Removed]

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Navigant Consulting, Inc.                                               Page A-4